Exhibit 99.1

CHINA SOUTHERN AIRLINES H Share Stock Code: 1055 A Share Stock Code: 600029 INTERIM REPORT 2023 Netherlands United Kingdom Australia Kenya America United Arab Emirates Japan Kazakhstan France Korea Singapore Malaysia China

One Headquarter DUAL HUBS About Us China Southern Airlines Company Limited is the airline with the most developed route network, and the largest passenger turnover in China. By the end of the reporting period, China Southern Airlines operated a total of 897 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 350, 330, 320 series COMAC ARJ series; formed a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa; and had 20 branches, 7 majority-held civil aviation subsidiaries, 5 bases, 21 domestic offices and 52 overseas offices across the world. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from CAAC, and has been an airline with the highest safety star in China.

CONTENTS About Us 4 Definitions 6 Corporate Information Operating Results 10 Principal Accounting Information and Financial Indicators 14 Management Discussion and Analysis Corporate Governance 40 Corporate Governance 43 Environmental and Social Responsibility 49 Important Matters 68 Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests 73 Related Information of Bonds Financial Report 80 Independent Auditor’s Report 81 Interim Financial Report

Unless the context otherwise requires, the terms below should have the following meanings in this report: Company, CSA, China Southern Airlines China Southern Airlines Company Limited Group China Southern Airlines Company Limited and its subsidiaries CSAH China Southern Air Holding Company Limited Xiamen Airlines Xiamen Airlines Company Limited Guizhou Airlines Guizhou Airlines Company Limited Zhuhai Airlines Zhuhai Airlines Company Limited Shantou Airlines Shantou Airlines Company Limited Chongqing Airlines Chongqing Airlines Company Limited Henan Airlines China Southern Airlines Henan Airlines Company Limited Hebei Airlines Hebei Airlines Company Limited Jiangxi Airlines Jiangxi Airlines Company Limited Finance Company China Southern Airlines Group Finance Company Limited CSA Logistics China Southern Air Logistics Company Limited Nan Lung Nan Lung Holding Limited General Aviation Limited China Southern Airlines General Aviation Limited SACM Southern Airlines Culture and Media Co., Ltd. SPV Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft American Airlines American Airlines, Inc. PRC The People’s Republic of China CSRC China Securities Regulatory Commission NDRC National Development and Reform Commission CAAC Civil Aviation Administration of China Daxing Airport Beijing Daxing International Airport SSE Shanghai Stock Exchange Stock Exchange The Stock Exchange of Hong Kong Limited 4 China Southern Airlines Company Limited DEFINITIONS

Articles of Association Articles of Association of China Southern Airlines Company Limited Listing Rules The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Model Code The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules Corporate Governance Code Corporate Governance Code as set out in Appendix 14 to the Listing Rules SFO Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) Available Seat Kilometers or “ASK” the number of seats made available for sale multiplied by the kilometers flown Available Tonne Kilometers or “ATK” the tonnes of capacity available for the transportation multiplied by the kilometers flown Available Tonne Kilometers – passenger the tonnes of capacity available for passenger multiplied by the kilometers flown Available Tonne Kilometers – cargo the tonnes of capacity available for cargo and mails multiplied by the kilometers flown Revenue Passenger Kilometers or “RPK” i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown Revenue Tonne Kilometers or “RTK” i.e. total traffic volume, the load (passengers, cargo and mail) in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers – cargo or “RFTK” i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers – passenger the load for passenger in tonnes multiplied by the kilometers flown Passenger Load Factor RPK expressed as a percentage of ASK Overall Load Factor RTK expressed as a percentage of ATK Yield per RPK revenue from passenger operations divided by RPK Yield per RFTK revenue from cargo and mail operations divided by RFTK Yield per RTK revenue divided by RTK Operating expenses per ATK operating expenses divided by ATK 5 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

Chinese Name: Chinese Short Name: ™ English Name: China Southern Airlines Company Limited English Short Name: CSN Legal Representative: Ma Xu Lun Secretary to the Board: Chen Wei Hua Joint Company Secretaries: Chen Wei Hua Liu Wei Securities Affairs Representative: Xu Yang Shareholder Enquiry: The Board Office of the Company Telephone: +86-20-86112480 Fax: +86-20-86659040 E-mail: ir@csair.com Address: China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC Registered Address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC APP: China Southern Airlines WeChat Mini Program: China Southern Airlines WeChat Official Account: China Southern Airlines WeChat QR Code: WeChat ID: CS95539 Sina Weibo: http://weibo.com/csair Place of Business: China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC Place of Business in Hong Kong: Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong 6 China Southern Airlines Company Limited CORPORATE INFORMATION

Website of the Company: www.csair.com Authorised Representatives under the Listing Rules: Ma Xu Lun Chen Wei Hua Controlling Shareholder: China Southern Air Holding Company Limited Principal Bankers: China Development Bank The Export-Import Bank of China China Construction Bank Industrial and Commercial Bank of China Postal Savings Bank of China Designated Newspapers for Information Disclosure (A Shares): China Securities Journal, Shanghai Securities News, Securities Times Designated Website for Information Disclosure (A Shares): www.sse.com.cn Designated Website for Information Disclosure (H Shares): www.hkexnews.hk Interim Report Available for Inspection: The Board Office of the Company Place of Listing of A Shares: Shanghai Stock Exchange Short Name of A Shares: ™ Stock Code of A Shares: 600029 A Share Registrar: China Securities Depository and Clearing Corporation Limited Shanghai Branch 188 South Yanggao Road, Pudong New Area, Shanghai Place of Listing of H Shares: The Stock Exchange of Hong Kong Limited Short Name of H Shares: CHINA SOUTH AIR Stock Code of H Shares: 01055 H Share Registrar: Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong Domestic Legal Adviser: Beijing Dentons Law Offices, LLP (Guangzhou) Overseas Legal Adviser: Jingtian & Gongcheng LLP Domestic Auditors: KPMG Huazhen LLP Address of Domestic Auditors: 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China Overseas Auditors: KPMG (Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance) Address of Overseas Auditors: 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong 7 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

I. PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP AS AT THE END OF THE REPORTING PERIOD (I) Principal Accounting Information Unit: RMB million January to June 2023 January to June 2022 Increase/ (decrease) % Operating revenue 71,830 40,817 75.98 Loss attributable to equity shareholders of the Company (2,877) (11,490) (74.96) Net cash generated from operating activities 16,831 1,654 917.59 30 June 2023 31 December 2022 Increase/ (decrease) % Equity attributable to equity shareholders of the Company 38,353 41,275 (7.08) Total assets 305,197 312,246 (2.26) (II) Principal Financial Indicators January to June 2023 January to June 2022 Increase/ (decrease) % Basic loss per share (RMB/share) (0.16) (0.68) (76.47) Diluted loss per share (RMB/share) (0.16) (0.68) (76.47) II. RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPs (I) Difference in loss and equity attributable to equity shareholders of the Company in financial reports disclosed under IFRSs and PRC GAAP Unit: RMB million Loss attributable to equity shareholders of the Company Equity attributable to equity shareholders of the Company January to June 2023 January to June 2022 30 June 2023 31 December 2022 Amounts under PRC GAAP (2,875) (11,488) 38,137 41,057 Adjustments under IFRSs: Capitalisation of exchange difference of specific loans (a) (3) (4) 11 14 Government grants (b) – – (4) (4) Adjustment arising from the Company’s business combination under common control (c) – – 237 237 Income tax effect of the above adjustments 1 1 (1) (2) Effect of the above adjustments on non-controlling interests – 1 (27) (27) Amounts under IFRSs (2,877) (11,490) 38,353 41,275 10 China Southern Airlines Company Limited PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

(II) Explanation of differences between PRC GAAP and IFRSs (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange gains or losses represents an adjustment to interest. (b) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP. (c) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. III. MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES As at 30 June 2023, the Group had capital commitments (exclusive of investment commitments) of approximately RMB107,214 million (as at 31 December 2022: RMB106,644 million). Of such amounts, approximately RMB95,344 million was for acquisition of aircraft, engines and related flight equipment and RMB11,870 million was for other property, plant and equipment. Details of contingent liabilities of the Group are set out in Note 22 to the interim financial report prepared under International Accounting Standard 34. As of 30 June 2023, the Group had no property, plant or equipment as collateral for borrowings (31 December 2022: Nil). 11 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

14 China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS Ma Xu Lun Chairman I. THE COMPANY’S INDUSTRY AND PRINCIPAL BUSINESS (I) Principal Business The scope of business of the Company covers: provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; provision of aircraft repair and maintenance services; acting as agents for other domestic and international airlines; provision of air catering services (operated by branch office only); provision of airline ground extension services; civil aircraft training (operated by branch office with proper license); asset leasing; project management and technical consultancy; sales of aviation equipment; travel agency business service; merchandise retail and wholesale; health and medical examination service; internet sales (except for sale of commodities subject to licensing); insurance and insurance agency business; domestic trade agency; professional design service; Type 1 value-added telecommunication service; Type 2 value-added telecommunication service; advertisement preparation; advertisement publication; advertisement design and agency; internet data services; internet information service; information system integration service; IoT technical service; social and economic consulting service; information technology consulting 1.327Million Hours 64.996 Million 0.706 Million Tonnes The Group has realized Safe Flight Passengers Transported Cargo Transport Volume

15 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance services; information consulting services (except information consulting services subject to licensing). (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval from relevant authorities in accordance with the laws.) (II) Operating Model Taking the building of a world-class aviation transportation enterprise as the starting point and foothold, the Company followed the development goals of the “14th Five-Year Plan” and the Long-Range Objectives through the Year 2035, further focused on quality and efficiency, determined the overarching approach for quality development featuring “adhering to five concepts of development, implementing five strategies, promoting six campaigns and achieving six transformations”, developed an implementation plan for accelerating the construction of a worldclass enterprise, and clarified the objectives and measures for building a worldclass enterprise. Civil Aviation Passenger Service Evaluation (CAPSE) “Best Airline of the Year” Ministry of Industry and Information Technology First Brand in Aviation Service Industry, China Brand Power Research Six-Time Consecutive Winner Thirteen-Time Consecutive Winner

5,559 The Group engaged new group customers MANAGEMENT DISCUSSION AND ANALYSIS 16 China Southern Airlines Company Limited management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management. (III) Industry Summary During the reporting period, the transportation and production of China’s civil aviation industry basically recovered to the level of 2019. During the reporting period, the total transportation turnover volume, passenger transportation volume and cargo and mail transportation volume of China’s civil aviation were 53.13 billion ton-kilometers, 284 million passengers and 3.276 million tonnes, respectively, representing approximately 84.6%, 88.2% and 93.1% of the same period in 2019. The Company adheres to the “five development” concepts of safety, high quality, innovation, cooperation and sharing; focuses on the “five strategies” in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out “six campaigns” on special actions of “making up for shortcomings, improving quality, and striving for firstclass”, improving Beijing Daxing hub operation, deepening and improving the reform, fully advancing digital transformation, further adjusting and optimazing the five major structures, and comprehensively providing “humanized, digitalized, refined, personalized and convenient” service; and strives for “six transformations” from speedoriented to quality-oriented, from comprehensive market expansion to key areas exploration, from a relatively single industry to high correlative and diversified industries, from planning

17 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance II. ANALYSIS ON THE CORE COMPETITIVENESS The Group’s five core competitive strengths have begun to take shape, including its powerful and well-rounded scale and network advantages, its network development pattern with Guangzhou-Beijing as its dual core hubs, its resource synergy derived from combination of integrated operation and matrix management, its influential, high quality brand service and leading in information technology. By focusing on the construction of route network structure with hubs as the core, strategic markets as the key and market development as support, the Group has striven to build two comprehensive international hubs in Guangzhou and Beijing to achieve twowheel drive, thereby establishing a new profit model and development mode, and gradually develop a network-based airline company. 7.544million new members

MANAGEMENT DISCUSSION AND ANALYSIS 18 China Southern Airlines Company Limited III. DISCUSSION AND ANALYSIS OF OPERATING CONDITIONS DURING THE REPORTING PERIOD During the reporting period, global economic growth slowed against the backdrop of rising interest rates worldwide. According to the forecast of the World Economic Outlook issued by the World Bank, the global economy was projected to grow by 2.1% in 2023. China’s national economy continued to recover, and achieved steady and sound development. The GDP in the first half of the year increased by 5.5% year-on-year, and the import and export trade volume increased by 2.1% year-on-year. China’s economy was steadily advanced with high quality. In the first half of the year, China’s civil aviation maintained safety operation, and the industry recovered in an orderly manner. China’s civil aviation achieved a total traffic volume of 53,130 million ton-kilometers, a passenger traffic volume of 284 million, and a cargo and mail volume of 3.276 million tonnes, back to 84.6%, 88.2% and 93.1% of 2019 levels. During the reporting period, the Group coordinated safety production and operation, seized opportunities arising from market recovery, and vigorously promoted reform and development. The Group has been honored as the First Brand in Aviation Service Industry by the Ministry of Industry and Information Technology in China Brand Power Research for thirteen consecutive years, and as the “Best Airline of the Year” by Civil Aviation Passenger Service Evaluation (“CAPSE”) for six consecutive years. Seven Major Actions of Carbon Neutralization Give Full Effect to

19 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 1. Safety Management During the reporting period, the Group adhered to the rule of law in terms of safety to remain a stable safety situation. We deepened the building of the seven safety systems, formulated the Regulations on the Audit and Management of the Seven Safety Systems (,‘) to comprehensively carry out system audits. We conducted the annual safety special debriefing of managers, and piloted the digitalbased safety responsibility list. We have formulated a dual prevention mechanism implemented crew prepreparation by grading groups and post-flight commentary. During the reporting period, the Group achieved 1.327 million hours of safe flight, secured aviation safety in 284 consecutive months and aviation security in 349 consecutive months, maintained the leading position in the industry in terms of safety. 2. Management Response During the reporting period, the Group seized the opportunity arising from market recovery and made every effort to enhance its operating efficiency. We grasped the recovery of the passenger transport market, adhered to the business strategy of maximizing the marginal contribution of flights, and implemented refined flight scheduling and revenue management. Focusing on the differentiated needs of customers, integrating resources to develop marketing products, the Group engaged 5,559 new group customers and 7. 544 million new members. Meanwhile, we did well in cargo operation by implementing the refined control of freighters, and strengthened the domestic and international bellyhold operation. We deepened the construction of dual operation system for freight customers and products, with a focus on the construction of Beijing Daxing Freight Hub. During the reporting period, the Group completed cargo and mail transportation volume of 706 thousand tonnes. The cargo and mail revenue was RMB7.180 billion. 3. Operation Service During the reporting period, the Group steadily improved its operation quality and focused on building a service quality management system. We took actions to improve flight punctuality and optimize the guarantee standards for fast transfer, conducted research on the flight punctuality system from the perspective of customers, and established a comprehensive index system. We improved our flight service capabilities in case of largearea delay and established a service quality monitoring mechanism for the “China Southern Air Shuttle”. We upgraded cabin service standards and procedures, and launched ground convenience services for passengers taking a flight for the first time. During the reporting period, the Group has been honored as the “Best Airline of the Year” by Civil Aviation Passenger Service Evaluation (“CAPSE”) for six consecutive years.

MANAGEMENT DISCUSSION AND ANALYSIS 20 China Southern Airlines Company Limited 4. Lean Control During the reporting period, the Group continued to build a long-acting mechanism of cost leadership to strengthen lean control. We promoted the building of cost management responsibility system, and clarified cost management responsibility and evaluation standards. We strengthened the control of large and special costs, and continued to promote the “Building Golden Idea Benefit Project” (³»). We have established an incentive and constraint mechanism for real estate management, completed the real estate data governance of 33 secondary institutions, and fully implemented the evaluation of real estate management efficiency. We reinforced financial risk management and control, continued to optimize debt structure, and save financial costs. 5. Implementation of Strategies During the reporting period, the Group focused on high-quality development and advanced major strategies. We built Beijing Daxing hub with high quality, and the proportion of transit personnel increased significantly. We focused on market penetration in the Greater Bay Area, with the market share of domestic departure capacity in Guangzhou, Shenzhen, Zhuhai and Huizhou reaching 37.3%. We continued to promote five major structural adjustments, and achieved remarkable results in the optimization of fleet, human resources, and asset-liability structure. The Group focused on ecosystem construction, further promoted digital transformation, and released the Data Structure Management Measures (,‘) to improve the new generation of IT structure. During the reporting period, the Group made positive progress in the construction of the ecosystem, and the revenue of the ecosystem increased significantly yearon- year. 6. Reform and Development During the reporting period, the Group promoted key reform tasks and continuously consolidated its development foundation. We deepened the tenure system and contractual management, and optimized the assessment and evaluation system and compensation cashing system. We continued to improve the efficiency of investment in human resources, and innovated the total salary management mechanism of flight attendants. We integrated and optimized the board building function of subsidiaries and improved the list of delegation of authority of subsidiaries. We deepened the reform of the maintenance system and steadily promoted the spin-off and listing of CSA Logistics.

21 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance IV. SUMMARY OF OPERATING DATA For the six months ended 30 June Increase/ 2023 2022 (decrease) % Traffic Revenue passenger kilometers (RPK) (million) Domestic 96,663.87 46,419.33 108.24 Hong Kong, Macau and Taiwan 747.32 44.87 1,565.71 International 11,706.75 1,859.69 529.50 Total: 109,117.94 48,323.89 125.81 Revenue tonne kilometers (RTK) (million) Domestic 9,145.68 4,645.87 96.86 Hong Kong, Macau and Taiwan 74.46 7.01 962.16 International 4,058.61 3,313.93 22.47 Total: 13,278.74 7,966.81 66.68 RTK – Passenger (million) Domestic 8,508.34 4,110.30 107.00 Hong Kong, Macau and Taiwan 65.35 3.98 1,543.46 International 1,034.05 164.53 528.48 Total: 9,607.74 4,278.81 124.54 RTK – Cargo (million) Domestic 637.34 535.56 19.00 Hong Kong, Macau and Taiwan 9.11 3.03 200.20 International 3,024.56 3,149.40 (3.96) Total: 3,671.00 3,688.00 (0.46) Passengers carried (thousand) Domestic 61,577.61 29,386.67 109.54 Hong Kong, Macau and Taiwan 647.06 45.08 1,335.38 International 2,770.92 297.58 831.16 Total: 64,995.58 29,729.32 118.62

MANAGEMENT DISCUSSION AND ANALYSIS 22 China Southern Airlines Company Limited For the six months ended 30 June Increase/ 2023 2022 (decrease) % Cargo and mail carried (thousand tonnes) Domestic 379.47 320.59 18.37 Hong Kong, Macau and Taiwan 8.23 3.03 171.69 International 318.74 342.42 (6.91) Total: 706.44 666.04 6.07 Capacity Available seat kilometres (ASK) (million) Domestic 127,743.29 71,818.97 77.87 Hong Kong, Macau and Taiwan 1,024.20 118.00 767.98 International 15,276.43 3,093.93 393.75 Total: 144,043.92 75,030.90 91.98 Available tonne kilometres (ATK) (million) Domestic 14,554.03 7,948.09 83.11 Hong Kong, Macau and Taiwan 133.36 15.62 753.88 International 5,778.70 5,088.80 13.56 Total: 20,466.09 13,052.50 56.80 ATK – Passenger (million) Domestic 11,496.90 6,463.71 77.87 Hong Kong, Macau and Taiwan 92.18 10.62 767.98 International 1,374.88 278.45 393.75 Total: 12,963.95 6,752.78 91.98 ATK – Cargo (million) Domestic 3,057.13 1,484.38 105.95 Hong Kong, Macau and Taiwan 41.18 5.00 723.93 International 4,403.82 4,810.35 (8.45) Total: 7,502.14 6,299.72 19.09

23 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance For the six months ended 30 June Increase/(decrease) 2023 2022 percentage point Load factor Passenger load factor (RPK/ASK) (%) Domestic 75.67 64.63 11.04 Hong Kong, Macau and Taiwan 72.97 38.02 34.94 International 76.63 60.11 16.52 Average: 75.75 64.41 11.35 Total load factor (RTK/ATK) (%) Domestic 62.84 58.45 4.39 Hong Kong, Macau and Taiwan 55.83 44.88 10.95 International 70.23 65.12 5.11 Average: 64.88 61.04 3.85 Yield Increase/ (decrease) % Yield per RPK (RMB) Domestic 0.54 0.48 12.50 Hong Kong, Macau and Taiwan 0.94 2.25 (58.22) International 0.66 2.26 (70.80) Average: 0.56 0.54 3.70 Yield per RFTK (RMB) Domestic 1.29 1.47 (12.24) Hong Kong, Macau and Taiwan 8.34 17.49 (52.32) International 2.08 3.27 (36.39) Average: 1.96 3.02 (35.10) Yield per RTK (RMB) Domestic 5.83 5.01 16.37 Hong Kong, Macau and Taiwan 10.50 21.98 (52.23) International 3.45 4.37 (21.05) Average: 5.13 4.76 7.77 5.833 5.009 16.37

MANAGEMENT DISCUSSION AND ANALYSIS 24 China Southern Airlines Company Limited For the six months ended 30 June Increase/ 2023 2022 (decrease) % Cost Operating expenses per ATK (RMB) 3.53 4.09 (13.69) Flight Volume Kilometers flown (million) 820.13 496.36 65.23 Hours flown (thousand) Domestic 1,188.83 684.71 73.62 Hong Kong, Macau and Taiwan 8.66 0.93 832.51 International 129.22 93.38 38.39 Total: 1,326.71 779.02 70.30 Number of flights (thousand) Domestic 482.82 287.03 68.21 Hong Kong, Macau and Taiwan 4.47 0.58 667.87 International 21.80 10.94 99.17 Total: 509.09 298.56 70.52 Note: Operating data is rounded to two decimal places. Discrepancies between the column sum and the total sum or between the increase/ decrease and the total sum are due to rounding of percentage numbers.

25 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance V. SUMMARY OF FLEET DATA As at 30 June 2023, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows: Unit: number of aircraft Models Number of aircraft purchased Number of aircraft under finance lease Number of aircraft under operating lease Average age (year) Delivery during the reporting period Disposal during the reporting period Total number of aircraft at the end of the reporting period Passenger Aircraft A380 Series 0 0 0 – 0 2 0 A350 Series 6 12 0 2.1 2 0 18 A330 Series 11 22 7 9.5 0 0 40 A320 Series 144 77 130 9.3 7 0 351 B787 Series 4 25 10 6.5 0 0 39 B777 Series 1 14 0 6.7 0 0 15 B737 Series 133 64 191 9.8 0 9 388 EMB190 6 0 0 10.4 0 0 6 ARJ21 6 17 0 1.5 3 0 23 Freighter B777 Series 10 7 0 8.0 2 0 17 Total 321 238 338 9.0 14 11 897 As at 30 June 2023, the current information in relation to the capital expenditure plan and relevant financing plan for aircraft and related equipment has not changed materially from the information disclosed in the 2022 annual report of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS 26 China Southern Airlines Company Limited VI. MAJOR INFORMATION OF OPERATIONS DURING THE REPORTING PERIOD (I) Analysis on Changes in Financial Statements Related Items Unit: RMB million Items January to June 2023 January to June 2022 Increase/ (decrease)% Operating revenue 71,830 40,817 75.98 Operating expenses 72,204 53,349 35.34 Net cash generated from operating activities 16,831 1,654 917.59 Net cash used in investing activities (4,505) (2,010) 124.13 Net cash (used in)/generated from financing activities (19,189) 1,371 / Net cash generated from financing activities (19,189) 1,371 / (II) Operating Revenue Analysis In the first half of 2023, the Group recorded operating revenue of RMB71,830 million, representing a year-on-year increase of 75.98%. Among which, traffic revenue was RMB68,138 million, representing a year-on-year increase of 79.90%, mainly due to an increase of passenger revenue. Passenger revenue was RMB60,958 million, which has increased in line with the increase of traffic volume, when the industry recovered during the reporting period. Cargo and mail revenue was RMB7,180 million, representing a year-on-year decrease of 35.56%, mainly resulted from the decrease of freight unit price during the reporting period. Revenue from other businesses was RMB3,692 million, representing a year-on-year increase of 25.49%, mainly due to an increase in revenue from commission income, ground handling and hotel and tour operation. Unit: RMB million Items January to June 2023 January to June 2022 Increase/ (decrease)% Traffic revenue 68,138 37,875 79.90 Including: Passenger 60,958 26,732 128.03 Cargo and mail 7,180 11,143 (35.56) Other operating revenue 3,692 2,942 25.49 Total operating revenue 71,830 40,817 75.98

27 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance Passenger Revenue by Region Unit: RMB million Items January to June 2023 January to June 2022 Increase/ (decrease)% Domestic 52,523 22,481 133.63 International 7,729 4,150 86.24 Hong Kong, Macau and Taiwan 706 101 599.01 Total 60,958 26,732 128.03 Cargo and Mail Revenue by Region Unit: RMB million Items January to June 2023 January to June 2022 Increase/ (decrease)% Domestic 823 788 4.44 International 6,281 10,302 (39.03) Hong Kong, Macau and Taiwan 76 53 43.40 Total 7,180 11,143 (35.56)

MANAGEMENT DISCUSSION AND ANALYSIS 28 China Southern Airlines Company Limited (III) Operating Expenses Analysis January to June 2023 January to June 2022 Increase/ (decrease) Operating expenses RMB Million (%) Percentage (%) RMB Million Percentage (%) Flight operation expenses 34,388 47.63 23,236 43.55 47.99 Maintenance expenses 6,530 9.04 5,147 9.65 26.87 Aircraft and transportation service expenses 11,977 16.59 8,432 15.81 42.04 Promotion and selling expenses 2,872 3.98 1,798 3.37 59.73 General and administrative expenses 1,922 2.66 1,599 3.00 20.20 Depreciation and amortisation 12,997 18.00 11,857 22.23 9.61 Hotel and tour operation expenses 331 0.46 229 0.43 44.54 External air catering service expenses 200 0.28 158 0.30 26.58 Financial institution charges 66 0.09 33 0.06 100.00 Cargo handling expenses 198 0.27 184 0.34 7.61 Others 723 1.00 676 1.26 6.95 Total operating expenses 72,204 100.00 53,349 100.00 35.34 Total operating expenses in the first half of 2023 amounted to RMB72,204 million, representing an increase of RMB18,855 million or 35.34% as compared to the first half of 2022. Total operating expenses accounted for 100.52% of total operating revenue, representing a decrease of 30.18 percentage points as compared to the same period last year. Flight operating expenses, accounted for 47.63% of the total operating expenses, increased by 47.99% to RMB34,388 million as compared to the same period last year, mainly due to the increase of jet fuel costs as a result of the increased flight volume. Maintenance expenses accounted for 9.04% of total operating expenses, increased by 26.87% to RMB6,530 million as compared to the same period last year, mainly due to the increase in aircraft utilization rate with the recovery of the industry. Aircraft and transportation service expenses, accounted for 16.59% of total operating expenses, increased by 42.04% to RMB11,977 million as compared to the same period last year, mainly due to the increase in landing and navigation fee as a result of the increase in the amounts of take-off and landing. Promotion and selling expenses accounted for 3.98% of total operating expenses, increased by 59.73% to RMB2,872 million as compared to the same period last year, mainly due to the increase in sales commissions and computer reservation services expenses as a result of the increased flight volume. Depreciation and amortisation accounted for 18.00% of total operating expenses, increased by 9.61% to RMB12,997 million as compared to the same period last year, mainly due to the increase in depreciation and amortisation of aircraft and engines as a result of the increased number of aircraft and flight hours, respectively.

29 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance (IV) Cash Flow Analysis In the first half of 2023, the Group recorded a net cash inflow from operating activities of RMB16,831 million, increased by 917.59% from RMB1,654 million in the first half of last year, mainly due to the increase in operating revenue as a result of the increase of flight volume. Net cash used in investment activities was RMB4,505 million, representing an increase of 124.13% as compared to RMB2,010 million in the same period of last year, mainly due to the decrease in cash received from the disposal of long-term assets during the reporting period. The net cash used in financing activities was RMB19,189 million, while the net cash generated from financing activities in the same period of last year was RMB1,371 million, mainly due to the decrease in proceeds from ultra-short-term financing bills and borrowings during the reporting period. As at 30 June 2023, the cash and cash equivalents of the Group amounted to RMB13,076 million, representing a decrease of 34.26% as compared to 31 December 2022. (V) Liquidity, Financial Resources and Capital Structure 1. Analysis on Assets and Liabilities Structure Unit: RMB million Items 30 June 2023 Percentage of total assets/ liabilities (%) 31 December 2022 Percentage of total assets/ liabilities (%) Increase/ (decrease) (%) Change of percentage point of total assets/ liabilities Trade receivables 4,162 1.36 2,619 0.84 58.92 0.52 Cash and cash equivalents 13,076 4.28 19,889 6.37 (34.26) (2.09) Derivative financial liabilities-current 1,099 0.44 1,708 0.66 (35.66) (0.22) Trade payable 2,485 0.98 1,537 0.61 61.68 0.37 Sales in advance of carriage 6,665 2.64 3,383 1.34 97.01 1.30 Current income tax 212 0.08 312 0.12 (32.05) (0.04) Amounts due to related companies-noncurrent 58 0.02 85 0.03 (31.76) (0.01) As of 30 June 2023, total assets of the Group amounted to RMB305,197 million, representing a decrease of 2.26% as compared to 31 December 2022, among which, current assets were RMB28,435 million, accounting for 9.32% of the total assets, while non-current assets were RMB276,762 million, accounting for 90.68% of the total assets. Trade receivables amounted to RMB4,162 million, accounting for 1.36% of the total assets, representing an increase of 58.92% over 31 December 2022, mainly due to the increase of air ticket receivables as a result of the recovery of the industry. Cash and cash equivalents amounted to RMB13,076 million, accounting for 4.28% of the total assets, representing a decrease of 34.26% as compared to 31 December 2022, mainly due to the contraction of financing scale during the reporting period. As at 30 June 2023, total liabilities of the Group amounted to RMB252,311 million, representing a decrease of 1.78% as compared to the beginning of the period, among which, current liabilities were RMB138,659 million, accounting for 54.96% of the total liabilities; non-current liabilities were RMB113,652 million, accounting for 45.04% of the total liabilities. Sales in advance of carriage amounted to RMB6,665 million, accounting for 2.64% of the total assets, representing an increase of 97.01% as compared to 31 December 2022, mainly due to the increase of proceeds from sales of air tickets as a result of the recovery of the industry.

MANAGEMENT DISCUSSION AND ANALYSIS 30 China Southern Airlines Company Limited The Group’s interest-bearing liabilities classified by currencies are as follows: Unit: RMB million 30 June 2023 31 December 2022 Amount Change (%) Proportion (%) Amount Proportion (%) USD 38,724 19.10 41,271 19.19 (6.17) RMB 161,499 79.68 171,176 79.59 (5.65) Others 2,465 1.22 2,626 1.22 (6.13) Total 202,688 100.00 215,073 100.00 (5.76) Net exchange loss of RMB1,347 million was recorded by the Group in the first half of 2023, as compared with a net exchange loss of RMB2,052 million in the corresponding period of 2022, mainly due to the decrease in lease liabilities denominated in USD during the reporting period and the lower devaluation rate of Renminbi against the USD during the reporting period compared with the same period last year. 2. Debt Paying Ability Analysis As at 30 June 2023, the Group’s debt ratio (total liabilities divided by total assets) was 82.67%, representing an increase of 0.40 percentage point as compared to 82.27% as at 31 December 2022. As at 30 June 2023, the Group’s current ratio (current assets divided by current liabilities) was 20.51%, representing a decrease of 3.14 percentage points as compared to 31 December 2022. As at 30 June 2023, the Group has obtained credit facilities of approximately RMB412,139 million in aggregate granted by several banks and other financial institutes, among which approximately RMB114,594 million has been utilised and the unutilised amount was approximately RMB297,545 million. Management believes that these credit facilities are sufficient for the Group to meet the requirement of working capital and future capital commitments. 3. Major Restricted Assets at the End of the Reporting Period As at 30 June 2023, restricted deposits with banks and other financial institutes of the Group was approximately RMB161 million. Save as disclosed above, the Group has no other restricted assets.

31 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance VII. OTHER DISCLOSURE MATTERS (I) Analysis on Investments 1. Major Equity Investment Nil. 2. Major Non-equity Investment Nil. 3. Financial Assets Carried at Fair Value Unit: RMB million Asset class Opening balance Gains or losses on fair value change for the current period Accumulated fair value change recorded in equity Impairment for the current period Amount of purchase for the current period Amount of disposal/ redemption for the current period Other changes Closing balance Shares 680 (105) 401 / / / / 575 Derivatives 29 (11) / / / (14) / 4 Others 28 – 19 / / / / 28 Total 737 (116) 420 / / (14) / 607 (1) SECURITIES INVESTMENT Unit: RMB million Security type Security code Security abbreviation Initial investment cost Sources of funds Beginning book value Gains or losses from changes in fair value during the reporting period Accumulated fair value changes included in equity Amount purchased during the reporting period Amount sold during the reporting period Profit and loss from investment during the reporting period Closing book valu e Accounting item Shares 000099 Citic Offshore Helicopter Co., Ltd. 9 / 21 6 14 / / / 27 Other non-current financial assets Others N/A China Air Service Ltd. 2 / 1 / (1) / / / 1 Other non-current financial assets Others N/A Aviation Data Communication Corporation 1 / 27 / 20 / / 1 27 Other non-current financial assets Shares 00696 Travelsky Technology Limited 33 / 659 (111) 387 / / 4 548 Other equity instrument investments Total / / 45 / 708 (105) 420 / / 5 603 / (2) PRIVATE EQUITY INVESTMENT Nil.

MANAGEMENT DISCUSSION AND ANALYSIS 32 China Southern Airlines Company Limited (3) DERIVATIVE INVESTMENT On 28 February 2023, the 12th meeting of the 9th session of the Board of the Company considered and approved the hedging plan and scheme of the Company for 2023. During the reporting period, the Company carried out fuel hedging activities to mitigate jet fuel price risk, fair value gains of which were RMB4 million in the first half of 2023, and managed the inventory of interest rate hedging on a tracking basis. The above business activities were funded by credit facilities granted by financial institutions and own capital and did not use any proceeds. As of 30 June 2023, all interest rate hedging held by the Company had been settled. (II) Major Assets and Shareholding Disposal During the reporting period, there were no disposal of any major assets or equity investments by the Company. (III) Analysis on Major Subsidiaries and Joint Ventures and Associates 1. Main Operational Information of Six Airline Subsidiaries of the Group: Name Number of aircraft Proportion (%) Number of passengers carried (thousand) Proportion (%) Cargo and mail carried (tonne) Proportion (%) RTK (million) Proportion (%) RPK (million) Proportion (%) Xiamen Airlines 206 22.97 16,899.99 26.00 86,818.8 12.29 2,612.10 19.67 27,263.95 24.99 Shantou Airlines 18 2.01 1,462.04 2.25 5,919.8 0.84 180.48 1.36 1,952.99 1.79 Zhuhai Airlines 16 1.78 1,216.40 1.87 4,570.7 0.65 183.40 1.38 2,006.90 1.84 Guizhou Airlines 20 2.23 1,811.91 2.79 9,341.5 1.32 246.62 1.86 2,637.54 2.42 Chongqing Airlines 30 3.34 2,350.73 3.62 7,720.2 1.09 305.80 2.30 3,327.26 3.05 Henan Airlines 30 3.34 2,359.85 3.63 12,874.9 1.82 317.26 2.39 3,391.38 3.11 Note: The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines. 2. Analysis on Major Controlling Companies (1) XIAMEN AIRLINES Xiamen Airlines was established in August 1984 with registered capital of RMB14 billion. The legal representative is Xie Bing. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% of the shares in Xiamen Airlines, respectively. During the reporting period, Xiamen Airlines recorded an operating revenue of RMB15,521 million, representing an increase of 76.35% as compared with the same period of the previous year; and net profit of RMB235 million was recorded as compared with net loss of RMB1,654 million for the same period of the previous year. As at 30 June 2023, Xiamen Airlines’ total assets amounted to RMB54,644 million, and net assets amounted to RMB19,865 million.

33 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance (2) CSA LOGISTICS CSA Logistics was established in June 2018 with registered capital of RMB1.818 billion. The legal representative is Liu Zu Bin. CSA Logistics is owned as to 55% by the Company. During the reporting period, CSA Logistics recorded an operating revenue of RMB7,798 million, representing a decrease of 33.12% as compared with the same period of the previous year; and net profit of RMB1,258 million was recorded as compared with net profit of RMB2,644 million for the same period of the previous year. As at 30 June 2023, CSA Logistics’s total assets amounted to RMB15,725 million, and net assets amounted to RMB12,546 million. (IV) Potential Risks 1. Macro Environment Risks (1) RISKS OF FLUCTUATION IN MACRO ECONOMY The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group. (2) RISKS OF MACROECONOMIC POLICIES Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, such as credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transportation industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also formulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company. 2. Force Majeure Risks such as Serious Pandemics and Natural Disasters The aviation industry is subject to a significant impact from the external environment, public health emergencies, such as serious pandemics, natural disasters such as floods, typhoons and volcanic eruptions, terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, and thus bringing unfavourable effect to the results and long-term development of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS 34 China Southern Airlines Company Limited 3. Industry Risks (1) RISKS OF INTENSIFIED COMPETITION IN THE INDUSTRY Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, it may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transportation capacity, if the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels. (2) RISKS OF COMPETITION FROM OTHER MODES OF TRANSPORTATION There is certain substitutability in short to medium range routes transportation among air transport, railway transportation and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency. 4. Risks of the Company Management (1) SAFETY RISKS Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and large amount of cross-location, overnight or international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company. (2) INFORMATION SAFETY RISKS The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing and service, etc. may be affected, as a result of which the Company may be affected and suffer losses. (3) RISKS OF HIGH CAPITAL EXPENDITURE The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

35 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 5. Financial Risks of the Company (1) RISKS OF FLUCTUATION IN FOREIGN CURRENCY Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange or at a swap center. Substantially all of the Group’s lease liabilities are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly. In particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Group’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB284 million and the net loss of the Group will decrease (or increase) by RMB284 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 30 June 2023. (2) RISKS OF FLUCTUATION IN JET FUEL PRICE The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease on average in fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB2,280 million for the reporting period. In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to the “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price. (3) RISKS OF FLUCTUATION IN INTEREST RATE Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expense, so as to further affect the Group’s operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) shareholders’ equity of the Group by the amount of RMB311 million and increase (or decrease) net loss of the Group by the amount of RMB311 million during the reporting period. As of 30 June 2023, the gearing ratio (defined as total borrowings divided by total equity) of the Group was 212%.

MANAGEMENT DISCUSSION AND ANALYSIS 36 China Southern Airlines Company Limited (V) BUSINESS PLANS FOR THE SECOND HALF OF 2023 In the second half of 2023, the World Bank expects the growth of global economy to slow down significantly, with growth rate slowing to 0.7 percent in advanced economies and 2.9 percent in emerging market and developing economies. China will adhere to the general principle of seeking progress while maintaining stability, comprehensively deepen reform and opening up, enhance macro-policy regulation and control, with a focus on expanding domestic demand, as a way to effectively upgrade and appropriately expand the economic output. IATA expects total revenue in the air transport market to grow by 9.7% year-on-year to US$803 billion in 2023, with air cargo volumes reaching 57.8 million tonnes. In the face of the complex environment at home and abroad, the Group will adhere to the overall approach of high-quality development, seize opportunities, and strive for progress. The Group will adhere to the bottom line of safe production, strengthen operation and control costs, and improve the level of operation services. Actions will be taken to accelerate the implementation of strategies, and intensify reform efforts to lay a solid foundation for becoming a world-class airline. 1. Firmly Guard the Safety Bottom Line The Group will continue to improve safety quality and create sustainable and high-quality safety. We will improve the level of safety management, and carry out the maturity evaluation of the construction of the seven major safety systems to systematically improve the safety management and control capabilities. We will strengthen qualification capacity building, implement classified management of technical recovery of flight professionals, and comprehensively promote new safety management models such as cross-inspection of flight instructors and inspectors. Efforts will be made to cultivate advanced safety culture and implement a multi-integrated on-site operation supervision mechanism, strengthen the prevention and control of safety risks, promote the application of joint risk prevention and control mechanisms, pay close attention to traditional risks such as mechanical failures and bad weather, and prevent new risks such as physical and mental health. The Group will continue to ensure aviation safety throughout 2023. 2. Comprehensively Improve Operation The Group will make every effort to seize the market opportunities in the peak season, plan the off-season business strategy in advance, and strive for better business performance throughout the year. We will adhere to the strategy of “maximizing marginal contribution” and strive for incremental slots to further improve operational efficiency and aircraft daily utilization. Actions will be taken to enhance the competitiveness of key markets and actively and steadily resume international flights. We will formulate differentiated pricing strategies for market segments, and continue to promote the construction of highquality shuttles and product systems. We will optimize the route structure of freighters, strengthen passenger-cargo and air-ground coordination, and expand modern warehousing, supply chain management, and e-commerce trade business. We will continue to further promote the “Building Golden Idea Benefit Project” and strengthen the control of major costs such as aviation fuel, aircraft maintenance, and marketing expenses. Efforts will be made to enhance the vitality of the resource inventory, comprehensively evaluate real estate efficiency, and prudently carry out aviation fuel and exchange rate hedging.

37 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 3. Establish the Brand of Operation Services The Group will further promote the integrated operation and focus on enhancing brand influence. We will promote the unified allocation of crew resources and optimize the on-site disposal authorization mechanism. We will perfect the strategy of improving the on-time performance rate from the customer’s perspective and optimize flight timing. We will strengthen service capacity building, speed up the construction of service intelligent sharing platform, and increase the supply of highquality, diversified and personalized services. We will carry out in-depth analysis and accurate measurement of customer selection factors, increase investment in service resources, and enhance customer perceived value. We will improve the service quality management system and optimize the service quality evaluation index. We will deeply promote brand-leading actions, continue to improve the construction of brand system, and enhance the international influence of the brand. 4. Accelerate the Implementation of Strategies The Group will actively promote the implementation of major strategies, continue to build Beijing Daxing hub with high quality, create a “four-in, four-out” flight wave, and strengthen the operation of medium and high-value customers. Efforts will be made to consolidate and enhance market control in the Greater Bay Area, increase high-quality trunk routes, and build the brand of China Southern Air Shuttle. We will further promote the integration of “market, network, products and services” in the Greater Bay Area, seize the opportunity from the Regional Comprehensive Economic Partnership Agreement, and increase the investment in the capacity of Southeast Asian trunk lines. The Group will continue to adjust and optimize five major structures, and expedite the completion of real estate data governance. It will also carry out in-depth ecosystem construction, develop personalized product shelves, and increase enterprise service contacts. The Group will accelerate digital transformation, formulate the Digital Transformation Action Plan of China Southern Airlines (‹™£©,‘), and strengthen the digital support for safety, business, operation, and service. 5. Promote Reform and Development in Depth The Group will further enhance the efforts in reform, continue to strengthen the accurate assessment and rigid fulfillment of the tenure system and contractual management, improve the quality of performance management, and explore a performance management and evaluation system with the characteristics of CSA. Continued efforts will be made to optimize the marketoriented accounting system, and promote the downward penetration of the total salary management. The Group will promote the spin-off and listing of CSA Logistics, deepen the reform of aircraft maintenance, and promote the standardization of aircraft maintenance. It will establish the board of directors of subsidiaries, and improve the assessment and evaluation system of such boards to further give play to the role of outside directors.

I. GENERAL MEETINGS During the reporting period, on 19 May 2023, the Company held the 2023 first extraordinary general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Results of 2023 First Extraordinary General Meeting of China Southern Airlines disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 20 May 2023; and (ii) the announcement of the Company disclosed on the websites of the Stock Exchange and the Company on 19 May 2023. During the reporting period, on 27 June 2023, the Company held the 2022 annual general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Results of 2022 Annual General Meeting of China Southern Airlines disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 28 June 2023; and (ii) the announcement of the Company disclosed on the websites of the Stock Exchange and the Company on 27 June 2023. II. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT During the reporting period, the changes in Directors, Supervisors and senior management of the Company were as follows: Name Position Change Gao Fei Executive Vice President Appointed Wang Ren Jie Chief Pilot Appointed Li Ye Chief Flight Safety Officer Appointed Li Mian Song Chief Service Officer Appointed Zhang Zheng Rong Executive Vice President Resigned Feng Hua Nan Chief Flight Safety Officer Resigned During the reporting period, the Board of the Company held the 12th meeting of the 9th session of the Board on 28 February 2023, and appointed Mr. Gao Fei as the Executive Vice President of the Company, Mr. Wang Ren Jie as the Chief Pilot of the Company, and Mr. Li Ye as the Chief Flight Safety Officer of the Company. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 1 March 2023. On 26 June 2023, the Board of the Company appointed Mr. Li Mian Song (~’) as the Chief Service Officer of the Company by means of the signature of the Directors. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 27 June 2023. On 13 July 2023, Mr. Liu Chang Le resigned as an Independent Non-executive Director of the Company and a member of the Nomination Committee of the Board due to health reason. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 14 July 2023. On 3 August 2023, the 2023 second extraordinary general meeting of the Company elected Ms. Pansy Catilina Chiu King Ho as an Independent Non-executive Director of the 9th session of the Board of the Company. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 4 August 2023. On 29 August 2023, the Company held the 16th meeting of the 9th session of the Board, and appointed Mr. Qu Guang Ji as the Executive Vice President of the Company. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 30 August 2023. 40 China Southern Airlines Company Limited CORPORATE GOVERNANCE

III. PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL No interim dividend for the six months period ended 30 June 2023 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve. The profit distribution proposal of the Company for the year 2022 was considered and approved at the 2022 annual general meeting of the Company held on 27 June 2023. IV. EQUITY INCENTIVE PLAN During the reporting period, the Company did not implement nor had an on-going equity incentive plan. V. CHANGES OF INFORMATION OF DIRECTORS OR SUPERVISORS UNDER RULE 13.51B (1) OF THE LISTING RULES Below are the information relating to the changes of Directors or Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules: Ren Ji Dong concurrently served as a member of the 7th National Committee of the Civil Aviation Administration of China. Yang Bin concurrently served as a member of the Funding Review Committee of the Civil Aviation Administration of China. Gu Hui Zhong ceased to act as the Vice Chairman of the Accounting Society of China. Guo Wei ceased to act as an executive director and manager of Beijing Qixiang Technology Co., Ltd. (¡). Guo Wei ceased to act as the manager of Wisdom China Information Technology Co., Ltd. (¡). Guo Wei concurrently served as the chairman of 2035 Science and Technology Laboratory (Shenzhen) Co., Ltd. (¡). Guo Wei concurrently served as the chairman of Tongming Zhiyun (Beijing) Technology Co., Ltd. (¡). Guo Wei concurrently served as a director of Intelligent Yunke Information Technology Co., Ltd. ¡). Guo Wei concurrently served as the manager and executive director of Zhongneng Guodian (Beijing) New Energy Investment Co., Ltd. (”¯)¡). Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. VI. INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY As at 30 June 2023, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules. 41 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

VII. SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period. During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company. VIII. EMPLOYEES As at 30 June 2023, the Group had an aggregate of 98,490 employees (31 December 2022: 97,899). Staff cost of the Group during the reporting period amounted to RMB14,297 million (six months ended 30 June 2022: RMB12,543 million). The wages of the Group’s employees consist of basic salaries and bonuses. The current information in relation to the emolument policy of employees and training plan has not changed materially from the information disclosed in the 2022 annual report of the Company. IX. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Board of the Company considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Listing Rules for the six months ended 30 June 2023. X. COMPLIANCE WITH THE MODEL CODE The Company has adopted a code of conduct which is no less stringent than the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have complied with the Model Code and the code of conduct during the six months ended 30 June 2023. XI. REVIEW OF THE INTERIM REPORT BY THE AUDIT AND RISK MANAGEMENT COMMITTEE The Audit and Risk Management Committee of the Company, together with the management and the external auditors, have reviewed the accounting principles and practises adopted by the Group and discussed the financial reporting matters, including the review of the interim financial report prepared in accordance with the International Accounting Standards 34. XII. PURCHASE, SALE OR REDEMPTION OF SHARES During the six months ended 30 June 2023, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company. CORPORATE GOVERNANCE 42 China Southern Airlines Company Limited

I. INFORMATION ON ENVIRONMENTAL PROTECTION (I) Information on Environmental Protection of Enterprises and Its Key Subsidiaries which were Classified as Major Pollution Discharge Units Published by the Environmental Protection Authorities 1. Information on Pollution Discharge The Group always adheres to the concept of green development, earnestly fulfills responsibilities for environmental protection, and continuously improves the pollution prevention and control as well as the management of environmental protection. The Shenyang Base of the Engineering Technology Branch of the Company is classified as a major pollution discharge unit for soil environment of Shenyang, and Guangzhou Aircraft Maintenance Engineering Co., Ltd., a joint venture of the Company, is classified as a key controlled unit for environmental risk of Guangzhou. The main pollutants are wastewater, exhaust gas and hazardous waste. The details are as follows: Name of the Company or its subsidiaries Names of major pollutants and featured pollutants Method of discharge Distribution of discharge outlets Concentration of pollutant discharged Implemented pollutant discharge standards Total discharge Total discharge approved Excessive discharge Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited Wastewater: COD, ammonia nitrogen, suspended solids, petroleum Intermittent discharge Wastewater:1 main outlet Wastewater: COD: 337 mg/L Ammonia nitrogen: 3.15 mg/L Suspended solids: 21 mg/L Petroleum: 0.22 mg/L PH value: 7.2 Total nitrogen: 4.98mg/L Total Phosphorus (calculate by P): 0.05mg/L Animal and vegetable oils: 2.45mg/L Wastewater discharge standard is in accordance with the Integrated Sewage Discharge Standard of Liaoning Province (DB21/1627-2008) / / No Exhaust gas: nonmethane hydrocarbon, benzene series, methylbenzene, xylene, PM, nitrogen oxide, sulfur dioxide, blackness of flue gas Intermittent discharge Exhaust gas: 15 exhaust gas outlets / Level 2 standard on new pollution source of the Integrated Emission Standards for Air Pollutants (GB16297-1996) was executed to handle the particulate matter in the exhaust gas; / / No The Emission Standard of Volatile Organic Compounds for Industrial Surface Coating (DB21/3160-2019) was executed to handle the exhaust gas of surface coating Boiler exhaust vent: PM:7.9 mg/m3 Sulfur dioxide: < 4 mg/m3 Nitrogen oxides: 103 mg/m3 blackness of flue gas: <1 Boiler exhaust gas implements the Boiler Air Pollutant Emission Standard (GB13271-2014) / / 43 Interim Report 2023 ENVIRONMENTAL AND SOCIAL RESPONSIBILITY About Us Operating Results Corporate Financial Report Governance

Name of the Company or its subsidiaries Names of major pollutants and featured pollutants Method of discharge Distribution of discharge outlets Concentration of pollutant discharged Implemented pollutant discharge standards Total discharge Total discharge approved Excessive discharge Hazardous waste Intermittent discharge 5 temporary storage rooms for hazardous waste, 5 underground liquid storage tanks and 2 collection tanks for flushing wastewater / The Standard for Pollution Control on the Storage and Disposal Site for General Industrial Solid Wastes (GB18599-2001) and its 2013 Revisions (Notice No. 36 of 2013) were executed to handle solid waste; The relevant provisions of the Pollution Control Standards for Hazardous Waste Storage (GB18597-2001) and its Revisions (Notice No. 36 of the Ministry of Environmental Protection in 2013) were executed to handle hazardous waste; The relevant provisions of the Directory of National Hazardous Wastes were executed for the classification of industrial solid wastes. 900-404-06 Waste organic solvent 156.94t 900-404-06 Waste organic solvent 280t No 900-214-08 Used mineral oil, wastes with oil content 8.81t 900-214-08 Used mineral oil, wastes with oil content 20t 900-249-08 Used mineral oil, wastes with mineral oil content 8.78t 900-249-08 Used mineral oil, wastes with mineral oil content 30t 900-999-49 Other waste (with aviation chemicals) 0.15t 900-999-49 Other waste (with aviation chemicals) 3t 900-039-49 other waste 0.355t 900-039-49 Other waste 10t 900-041-49 other waste 50.24t 900-041-49 Other waste 85t Guangzhou Aircraft Maintenance Engineering Co., Ltd. Exhaust gas Intermittent discharge 6 exhaust vents in paint hangar DA001: Benzene: ND mg/m³ (below the detection limit) Methylbenzene + Xylene: ND mg/m³ (below the detection limit) VOCs: 11.5 mg/m³ PM: 6.8 mg/m³ Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010 / / No DA002: Benzene: ND mg/m³ (below the detection limit) Methylbenzene + Xylene: ND mg/m³ (below the detection limit) VOCs: 12.8 mg/m³ PM: 6.5 mg/m³ Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010 / / No DA003: Benzene: ND mg/m³ (below the detection limit) Methylbenzene + Xylene: ND mg/m³ (below the detection limit) VOCs: 7.1 mg/m³ PM: 5.8 mg/m³ Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010 / / No ENVIRONMENTAL AND SOCIAL RESPONSIBILITY 44 China Southern Airlines Company Limited

Name of the Company or its subsidiaries Names of major pollutants and featured pollutants Method of discharge Distribution of discharge outlets Concentration of pollutant discharged Implemented pollutant discharge standards Total discharge Total discharge approved Excessive discharge DA004: Benzene: ND mg/m³ (below the detection limit) Methylbenzene + Xylene: ND mg/m³ (below the detection limit) VOCs: 4.43 mg/m³ PM: 6.9 mg/m³ Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010 / / No DA005: Benzene: ND mg/m³ (below the detection limit) Methylbenzene + Xylene: ND mg/m³ (below the detection limit) VOCs:11.8 mg/m³ PM: 7 mg/m³ Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010 / / No DA006: Benzene: ND mg/m³ (below the detection limit) Methylbenzene + Xylene: ND mg/m³ (below the detection limit) VOCs:19.2 mg/m³ PM: 6.2 mg/m³ Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010 / / No 1 exhaust vent in surface treatment workshop Lanthanum sulfate: ND mg/m³ (below the detection limit) Mist of chromic acid:ND mg/m³ (below the detection limit) Nitrogen oxides: 12 mg/m³ Electroplating Pollutant Discharge Standard GB 21900-2008 / / No Wastewater Intermittent discharge 1 pretreatment outlet in sewage treatment station Hexavalent chromium: ND (below the detection limit) T-Cr: 0.086 mg/L Emission Limits of Water Pollutants DB44/26-2001 / / No 1 main outlet in sewage treatment station COD: 152mg/L Five-day BOD: 54.8mg/L Suspended solids: 28mg/L Petroleum: 0.97mg/L Ammonia nitrogen: 0.526mg/L Anionic surfactant: 0.126mg/L Phosphate: 0.25mg/L Emission Limits of Water Pollutants DB44/26-2001 / / No 1 pretreatment outlet in surface treatment workshop Hexavalent chromium: 0.052mg/L T-Cr: 0.224mg/L Electroplating Water Pollutant Discharge Standard DB44/1597-2015 / / No 1 main outlet in surface treatment workshop COD: 26mg/L Suspended solids: 10mg/L Petroleum: 0.94mg/L Ammonia nitrogen: 0.253mg/L Total phosphorus: 0.08mg/L Total nitrogen: 4.52mg/L Electroplating Water Pollutant Discharge Standard DB44/1597-2015 / / No 45 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

During the reporting period, the discharge of pollutants of the Company was in compliance with the relevant national discharge standards, and there were no violations of laws and regulations in respect of environmental protection, no major environmental pollution accidents, or any severe or major damages to the ecological environment, nor was there any general environmental pollution accidents or ecological damage events. 2. Construction and Operation of Facilities to Prevent Pollution The construction and operation of the Group’s “three wastes” pollution control facilities were strictly implemented in accordance with the regulatory requirements of the competent ecological environment department and the “three-simultaneous” of environmental protection. The pollution control facilities and production facilities operated simultaneously. Domestic wastewater was discharged to a sewage treatment plant for treatment. Production waste gas was discharged in strict accordance with the emission permit. Hazardous waste was collected and temporarily stored in hazardous waste temporary storage storerooms and organic waste liquid storage tanks, and entrusted qualified enterprises/institutions to transfer and disposal on a regular basis. The Group strictly followed various standards and complied with relevant environmental protection requirements. 3. Environmental Impact Assessment and Other Administrative Permission for Environmental Protection The construction projects of Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. conducted environmental impact appraisal and inspection according to requirements of environment protection laws and regulations, and obtained and strictly complied with the content of the pollutant discharge permit. 4. Emergency Plans for Environmental Contingencies The Group actively established and improved emergency plans for environmental contingencies, and promoted to establish special management plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies gradually. The Shenyang Base of the Engineering Technology Branch of the Company has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2021, and completed the filing on 22 June 2021. Guangzhou Aircraft Maintenance Engineering Co., Ltd. has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2022, and completed the filing on 14 September 2022. On 30 September 2022, the Group released Special Emergency Plans for Environmental Contingencies. 5. Environment Self-monitoring Solutions In accordance with relevant requirements of the measures for self-monitoring and information disclosure by enterprises subject to intensive monitoring and control of the state, the Group established and improved a pollution source monitoring and information disclosure system, formulated annual pollutant self-monitoring plans, and entrusted third-party companies with environmental monitoring qualifications to regularly monitor pollutants. During the reporting period, as monitored by the third-party company, the Company’s discharge of major pollutants achieved up-to-standard. The Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. have formulated the pollutant self-monitoring plans in accordance with relevant technology standards and requirements of pollutant discharge permits, and regularly conducted on-site monitoring according to the plans. ENVIRONMENTAL AND SOCIAL RESPONSIBILITY 46 China Southern Airlines Company Limited

(II) Information that is Conducive to Protecting Ecology, Preventing Pollution, and Fulfilling Environmental Responsibilities During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel, and reduced environmental pollution by use of market mechanism. 1. Green Flight During the reporting period, the Company continued to promote fuel saving, with focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units (APU) with bridge-mounted equipment, and made progress in fuel saving. The Company pressed ahead meal-saving activities themed by “Green Flight” to encourage passengers to dine according to needs and cancel meals on voluntary basis. 2. Research on “Carbon Peak and Carbon Neutrality” During the reporting period, the Company carried out research on “carbon peak and carbon neutrality”, studied and determined the time, technical path and route of CSA to achieve carbon peak, and checked ground carbon to get a clear picture of its emissions, and conducted preliminary research on the development of energy-saving and emission-reduction projects, the development of carbon assets, and the management of carbon assets. 3. Reduced Impact of Carbon Emission on Climate Change by Market Mechanism The Company has been supporting and actively participating in Chinese government’s various work regarding the market mechanism of carbon trading. During the reporting period, according to the requirements of CAAC, the Company fully fulfilled its performance for 2022 under the European Union carbon trading scheme in April 2023, and completed the carbon dioxide emission reporting and verification for 2022 of the Guangdong carbon trading scheme in May 2023. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2022 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system). 4. Established and Improved Information System of Environmental Protection and Management During the reporting period, the Company continued the improvement of an information management system of environmental protection to realize online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures, and continued to improve data quality and accuracy. 5. Established and Improved the Emergency Management System for Environmental Contingencies During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies, and carried out internal publicity and implement training. 6. Developed Passenger Carbon Account and Improved the Passenger Flight Carbon Calculator During the reporting period, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, use of electronic check-in and use of E-ticket, and upgraded the passenger flight carbon calculator, carrying out the development and launch preparation of products for passengers to voluntarily offset the carbon emissions. 47 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

7. Fully Promoted the Work of Plastic Pollution Control During the reporting period, the Company implemented the overall plan for the treatment of plastic pollution, improved the replacement standards for disposable non-degradable plastic products, continued to update the management standards for prohibition and restriction on disposable plastic products, strictly implemented the standards of management and control in the production and procurement links, carried out separate recycling and disposal, and promoted the establishment of industry standards. The Company has worked on innovation and research to build the CSA Building headquarters as a model. 8. Carried Out Noise Pollution Prevention and Control During the reporting period, in accordance with the Law of the People’s Republic of China on the Prevention and Control of Noise Pollution, which came into effect in June 2022, the Company formulated a plan for noise reduction of aircraft take-off and landing. (III) Measures and Effects to Reduce Carbon Emissions during the Reporting Period During the reporting period, the Company continued the refined jet fuel management. We deeply advanced special fuel-saving projects such as single-engine sliding, fuel-efficient launching, and flap height retracting. We continued to use temporary routes, increase cruise altitude, reduce the remaining fuel at landing, and improve the accuracy of traffic load reporting. During the reporting period, the fuel consumption per ton-kilometer was 2.80 tonnes/10,000-ton-kilometer, indicating the fine management of jet fuel was effective. We pressed ahead the blue sky protection campaign, carried forward the “petroleumto- electricity” transformation for ground vehicles, and introduced new-energy field vehicles at the proportion set by regulatory requirements. We ensured that the aircraft used bridge-mounted air conditioners and bridge-mounted power supplies instead of Auxiliary Power Units, and reduced carbon emissions caused by the consumption of aviation kerosene, diesel and gasoline. We carried out research on the timetable, roadmap and approach to achieve “carbon peak and carbon neutrality”, studied and determined the time, technical path and route of the Company to achieve carbon peak, and conducted target decomposition. We checked ground carbon to get a clear picture of its emissions. We promoted the first batch of energy-saving renovation work for buildings, to upgrade ecological environmental protection and energy management systems. II. CONSOLIDATE AND EXPAND THE PROGRESS IN POVERTY ALLEVIATION AND RURAL REVITALIZATION In the first half of 2023, the Group strengthened its systematic planning to consolidate and expand the progress in poverty alleviation and rural revitalization, enhanced its efforts to organize and implement assistance projects and activities, and continued to implement the projects in accordance with the characteristic assistance model of CSA, thereby demonstrating that “rural revitalization is the responsibility of CSA”. 1. Strengthened Projects Supervision, Effectively Promoted Implementation and Realisation of Projects During the reporting period, the Group urged all assistance points to implement assistance projects and continued to promote various measures in industry, education, talents, consumption, infrastructure and organizational assistance. The Group made great efforts to attract investment, creating 1,326 jobs in Pishan County. The Pixna Township Road Lighting Project was implemented, street lamps and light boxes were built, benefiting more than 9,000 villagers. 2. Enhanced Work Innovation, Deepened the Characteristics of CSA with High Quality During the reporting period, the Group deepened the characteristic assistance model, continued to enhance efforts in talent assistance and training, organized a “Revitalization” themed flight, and invited 100 grassroots cadres from designated counties to Zhejiang University to carry out special training on rural revitalization and learn from the construction experience of Zhejiang national common prosperity demonstration zone. CSA cultural and sports summer camp activities were carried out to enrich students’ spiritual and cultural life. ENVIRONMENTAL AND SOCIAL RESPONSIBILITY 48 China Southern Airlines Company Limited

I. UNDERTAKINGS Undertakings given by CSAH, the controlling shareholder of the Company during the reporting period or existing to the reporting period are as follows: Background of undertaking Type of undertaking Undertaking party Content of undertaking Time and term of undertaking Fulfilment time limit, if any Strict fulfilment in time, if any Reason for not fulfilled in a timely manner Followup actions, in case of undertakings not fulfilled in a timely manner Undertaking related to share reform Other CSAH Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system. Long-term Yes Yes Nil Nil Other undertaking Other CSAH CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement. Long-term Yes Yes Nil Nil 49 Interim Report 2023 IMPORTANT MATTERS About Us Operating Results Corporate Financial Report Governance

Background of undertaking Type of undertaking Undertaking party Content of undertaking Time and term of undertaking Fulfilment time limit, if any Strict fulfilment in time, if any Reason for not fulfilled in a timely manner Followup actions, in case of undertakings not fulfilled in a timely manner Other undertaking Other CSAH The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is an enterprise group finance company duly incorporated under the “Administrative Measures for Enterprise Group Finance Companies” and other relevant laws and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. Long-term Yes Yes Nil Nil IMPORTANT MATTERS 50 China Southern Airlines Company Limited

Background of undertaking Type of undertaking Undertaking party Content of undertaking Time and term of undertaking Fulfilment time limit, if any Strict fulfilment in time, if any Reason for not fulfilled in a timely manner Followup actions, in case of undertakings not fulfilled in a timely manner Other Undertaking Resolving defects in land and other properties CSAH In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various objective reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (,‘) from CSAH, the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m.. The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) in the case that the application of the title certificate for related property is allowed due to subsequent policy changes, all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company. Long-term Yes Yes Nil Nil 51 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

Background of undertaking Type of undertaking Undertaking party Content of undertaking Time and term of undertaking Fulfilment time limit, if any Strict fulfilment in time, if any Reason for not fulfilled in a timely manner Followup actions, in case of undertakings not fulfilled in a timely manner Other undertaking Other CSAH On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with a total area of 181,350.42 square meters) and 342 properties (with a total area of 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not been completed to change the title to the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company. Long-term Yes Yes Nil Nil Other Undertaking Resolving defects in land and other properties The Company The Company issued an undertaking to General Aviation Limited in August 2022 that the Company has injected the relevant assets and liabilities into General Aviation Limited on 1 July 2016 and General Aviation Limited has received all the assets and actually owned, controlled and used. In the event that any third party claims rights against General Aviation Limited due to defective property rights or General Aviation Limited suffers losses due to defective property rights affecting the normal business operations of General Aviation Limited, such losses shall be borne by the Company and the injected assets may be replaced in an appropriate manner if necessary. Long-term Yes Yes Nil Nil IMPORTANT MATTERS 52 China Southern Airlines Company Limited

Background of undertaking Type of undertaking Undertaking party Content of undertaking Time and term of undertaking Fulfilment time limit, if any Strict fulfilment in time, if any Reason for not fulfilled in a timely manner Followup actions, in case of undertakings not fulfilled in a timely manner Other undertaking Other The Company The Company makes the following undertakings in connection with the proposed application of CSA Logistics for an initial public offering of RMB ordinary shares (A shares) and listing on the main board of the Shanghai Stock Exchange: Within 36 months from the date of listing of CSA Logistics’ shares on the Shanghai Stock Exchange, the Company shall not transfer or entrust others to manage the shares directly and/or indirectly held by the Company in CSA Logistics issued prior to the offering and listing, nor shall CSA Logistics repurchase such shares. Within 6 months from the date of listing of CSA Logistics’ shares on the Shanghai Stock Exchange, if the closing price of CSA Logistics’ shares is lower than the issue price for 20 consecutive trading days, or the closing price of CSA Logistics’ shares is lower than the issue price at the end of 6 months upon listing (if the day is not a trading day, it is the first trading day after that day), the lock-up period for the Company to hold CSA Logistics’ shares will be automatically extended for six months. If CSA Logistics performs any ex-right or ex-dividend event, including dividend distribution, issuance of bonus shares, capitalization of capital reserves after listing, the above issue price is the price after ex-dividend and ex-right. If the shares held by the Company are reduced within two years after the expiration of the lockup period (excluding the shares of CSA Logistics newly purchased by the Company from the open market upon the listing of CSA Logistics), the price of the shares reduced shall not be lower than the issue price of the shares listed in this offering. If CSA Logistics performs any ex-right or ex-dividend event, including dividend distribution, issuance of bonus shares, capitalization of capital reserves after listing, the above issue price is the price after exdividend and ex-right. Shares of CSA Logistics held by the Company within two years after the expiration of the lock-up period Yes Yes Nil Nil 53 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

II. MISAPPROPRIATION OF THE COMPANY’S FUNDS BY ITS CONTROLLING SHAREHOLDER AND RELATED PARTIES FOR NON-OPERATIONAL PURPOSE DURING THE REPORTING PERIOD During the reporting period, there was no misappropriation of the Company’s funds by its controlling shareholder or its related parties for non-operational purpose. III. GUARANTEES IN VIOLATION During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures. IV. APPOINTMENT AND DISMISSAL OF AUDITORS At the thirteenth meeting of the ninth session of the Board of the Company held on 28 March 2023, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2023 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2023. On 27 June 2023, the above-mentioned resolution was considered and passed at 2022 annual general meeting. V. BANKRUPTCY OR RESTRUCTURING EVENTS During the reporting period, the Company was not involved in any bankruptcy or restructuring events. VI. MATERIAL LITIGATIONS AND ARBITRATIONS During the reporting period, the Company was not involved in any material litigation or arbitration. VII. SUSPECTED VIOLATION OF LAWS AND REGULATIONS BY, PUNISHMENT ON AND RECTIFICATION OF THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDER AND DE FACTO CONTROLLER During the reporting period, the Company did not have the above-mentioned situation. VIII. DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDER, DE FACTO CONTROLLER DURING THE REPORTING PERIOD During the reporting period, the Company did not involve in the above-mentioned situation. IMPORTANT MATTERS 54 China Southern Airlines Company Limited

IX. MATERIAL CONNECTED TRANSACTIONS (I) Share Issuance 1. Share Issuance in 2020 On 27 December 2019, the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares considered and approved the resolution to issue not more than 2,453,434,457 A shares (including 2,453,434,457 A shares) to CSAH (“2020 A Share Issuance”) and enter into the A shares subscription agreement with CSAH and the resolution to issue not more than 613,358,614 H shares (including 613,358,614 H shares) to Nan Lung (a wholly-owned subsidiary of CSAH) (“2020 H Share Issuance”) and to enter into the H shares subscription agreement with Nan Lung. The proceeds from the 2020 A Share Issuance will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings, and the proceeds from the 2020 H Share Issuance will be utilised to supplement the general working capital of the Company. On 15 April 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H share issued under the 2020 H Share Issuance was HK$5.74 per H share. The gross proceeds and the net proceeds raised from the 2020 H Share Issuance were HK$3,499,999,999 and RMB3,175,094,454.53 respectively. As of 30 June 2023, all proceeds raised from the 2020 H Share Issuance has been fully utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed. On 18 June 2020, the Company issued 2,453,434,457 A shares in total to CSAH at the issue price of RMB5.21 per A share pursuant to the subscription agreement dated 30 October 2019 entered into between CSAH and the Company. The net price of each new A share issued under the 2020 A Share Issuance was RMB5.21 per A share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed. Particulars of gross proceeds and the use of proceeds from the 2020 A Share Issuance: Gross proceeds from the 2020 A Share Issuance (RMB) Intended use of the proceeds as previously disclosed Utilised proceeds as of 30 June 2023 (RMB) Unutilised proceeds as of 30 June 2023 (RMB) Expected timeline for the use of unutilised proceeds 12,782,393,520.97 Procurement of aircraft 8,070,415,000.31 1,205,670,313.11 On or before 31 December 2024 (Note 1) Repayment of the Company’s borrowings 3,500,000,000.00 0 Not applicable Notes: 1. The expected timeline for the use of untilised proceeds is determined based on the expected timeline for the Group’s aircraft introduction as at the date of this report. 2. The total amount of funds raised from 2020 Non-public Issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) payable by the Company from the net cash subscription amount, the actual net proceeds raised was RMB12,776,085,313.42. 55 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

2. Proposed Share Issuance On 31 May 2023, the Board of the Company resolved to put forward to the extraordinary general meeting and class meetings to approve and authorize the Board of the Company to issue not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share subscription price (the “A Share Issuance”), and as part of the A Share Issuance, to enter into the A Share subscription agreement (the “A Share Subscription Agreement”) with CSAH, pursuant to which CSAH will subscribe for new A Shares at the A Share subscription price in the amount of not less than RMB5,000 million and not more than RMB10,000 million. The total funds to be raised from the A Share Issuance will be not more than RMB17,500 million (including RMB17,500 million), which will be utilised to purchase new aircraft and supplement the general working capital of the Company. On the same day, the Board of the Company also resolved to put forward to the extraordinary general meeting to approve the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share subscription price (the “H Share Issuance”, together with the “A Share Issuance” referred to as the “Proposed Share Issuance”) and to enter into the H Share subscription agreement (the “H Share Subscription Agreement”) with Nan Lung, and the total funds to be raised from the Issuance will be utilised to supplement the general working capital of the Company. The total funds to be raised from the H Share Issuance will be not more than HK$2,900 million (including HK$2,900 million). The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB6,291,298,288. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the A Share Issuance and the H Share Issuance, respectively, as well as the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules. The A Share Issuance and the H Share Issuance are not inter-conditional upon each other. The new A Shares to be issued pursuant to the A Share Issuance will be allotted and issued under the specific mandate sought from the independent shareholders at the extraordinary general meeting and class meetings. The new H Shares to be issued pursuant to the H Share Issuance will be allotted and issued under the general mandate, and are subject to independent shareholders’ approval at the extraordinary general meeting. IMPORTANT MATTERS 56 China Southern Airlines Company Limited

The other specific investors for the A Share Issuance shall include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural persons or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing for the Shares through more than two products under their management shall be regarded as one subscriber under the A Share Issuance. Trust companies, as subscribers under the A Share Issuance, are limited to use their own funds to subscribe for the Shares. The A Share subscription price shall be not less than the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the first day of the A Share Issuance period ( the “Price Benchmark Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date of new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. The closing price of each A Share quoted on the SSE on 31 May 2023 was RMB6.27. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of the A Share Issuance, the abovementioned audited net asset value per Share will be adjusted accordingly. Where there are ex-right or ex-dividend events including distribution of cash dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of the A Share Issuance, the A Share subscription price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows: 1. When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D 2. When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N) 3. When distributing cash dividends, issuing bonus shares or capitalising capital reserve were performed simultaneously, the adjustment formula will be: P1 = (P0 – D)/(1 + N) whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share and N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share. Based on the above pricing mechanism, the final A Share subscription price will be determined by the Board or its authorised person(s) within the authorisation of the extraordinary general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the SSE and approved by the CSRC for registration. 57 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

The H Share subscription price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 31 May 2023, the “Board Meeting Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Board Meeting Date (HK$1=RMB0.90372) (rounded up to the nearest two decimal places) prior to the H Share Issuance. The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly. The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date is HK$4.98 per Share. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share subscription price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows: 1. When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D 2. When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N) 3. When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/(1 + K) 4. When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/(1 + K + N) whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares. In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share subscription price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 31 May 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. Accordingly, the H Share subscription price in any event shall be higher than HK$3.744, which represents a discount of 20% of the higher of: (a) the closing price of HK$4.51 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement; and (b) the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement. The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be used to purchase new aircraft and supplement the general working capital, which will be able to expand the scale of the Company’s fleet, optimize the age structure of the aircraft, enhance the level of aviation capacity, and lay the foundation for increasing the frequency density of existing flight routes and opening new flight routes, as well as to enhance the capital strength and asset volume of the Company and alleviate the pressure brought by the capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH, Nan Lung and other specific investors by way of issuance to specific investors. IMPORTANT MATTERS 58 China Southern Airlines Company Limited

The A Shares Subscription Agreement shall take effect after the satisfaction of the following conditions: (1) the approval of the Board, the approval at the extraordinary general meeting and Shareholders class meetings of the A Share Issuance under the A Shares Subscription Agreement have been obtained; (2) the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares under the A Shares Subscription Agreement by CSAH has been obtained; (3) all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities performing the duties of supervision and administration of state-owned assets, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been obtained; and (4) The A Share Issuance was approved by the Shanghai Stock Exchange and approved by the CSRC. The H Shares Subscription Agreement shall take effect after the satisfaction of the following conditions: (1) the approval of the Board and the approval of the shareholders of the Company at the extraordinary general meeting of the H Share Issuance under the H Share Subscription Agreement have been obtained; (2) the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares under the H Share Subscription Agreement by Nan Lung have been obtained; (3) all necessary licences, authorisations, permits, approval, filing and other related pre-approval or registration processes from the relevant approval authorities, including but not limited to the competent authorities performing the duties of supervision and administration of state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and (4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares. On 3 August 2023, the aforesaid A Share Issuance and H Share Issuance were considered and approved at the Company’s 2023 second extraordinary general meeting, the 2023 first class meeting for holders of A shares, and the 2023 first class meeting for holders of H shares. As at the date of this report, no A Shares or H Shares have been issued pursuant to the Proposed Share Issuance. For details of the Proposed Share Issuance, please refer to the announcement of the Company dated 31 May 2023 and the circular of the Company dated 19 June 2023. (II) A Share Convertible Bonds Issuance On 14 May 2020, the thirteenth meeting of the eighth session of the Board of the Company considered and approved, among others, the relevant resolutions on the issuance plan of the convertible bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH. On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds. 59 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the A Share Convertible Bonds were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds ( )” and the bond code of “110075”. On 21 April 2021, the conversion of the A Share Convertible Bonds was commenced, with the initial conversion price being RMB6.24 per share and the conversion period being from 21 April 2021 to 14 October 2026. With effect from 28 November 2022, the conversion price was adjusted to RMB6.17 per share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed. Gross proceeds and the use of proceeds from the issuance of the A Share Convertible Bonds: Gross proceeds from the A Shares Convertible Bonds issuance (RMB) Intended use of the proceeds as previously disclosed Utilised proceeds as of 30 June 2023 (RMB) Unutilised proceeds as of 30 June 2023 (RMB) Expected timeline for the use of unutilised proceeds 16,000,000,000.00 Purchasing aircraft and aviation equipment and maintenance projects 9,291,383,381.91 1,251,992,026.09 On or before 30 September 2025 (Note 1) Introduction of spare engines 636,228,511.72 0 Not applicable Supplementing working capital 4,800,000,000.00 0 Not applicable Notes: 1. The expected timeline for the use of untilised proceeds is determined based on the expected time for the Group’s purchasing of aviation equipment and maintenance as at the date of this report. 2. The total amount of funds raised from 2020 Public Issuance of A Share Convertible Bonds was RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amount, the actual net proceeds raised was RMB15,979,603,919.72. As of 30 June 2023, the A Share Convertible Bonds with a nominal value of RMB5,896,322,000 were outstanding. If the outstanding A Share Convertible Bonds were fully converted during the reporting period based on the conversion price of RMB6.17 per share, the Company would have issued approximately 955,643,760 A shares and the total issued shares of the Company would have increased to approximately 19,076,549,270 shares, while the shares held by the controlling shareholder of the Company, CSAH, would have decreased to approximately 63.18% of the total issued shares of the Company. The A Share Convertible Bonds may be conditionally redeemed by the Company during the conversion period. It is expected that the full redemption of the outstanding A Share Convertible Bonds during the reporting period would not have material adverse impact on the financial and liquidity position of the Company. Please refer to notes 12 and 17 to the interim financial report prepared under International Accounting Standard 34 and the section headed “Related Information of Bonds – II. Convertible Bonds” for the dilution impact on loss per share may be brought by the full conversion of the outstanding A Share Convertible Bonds during the reporting period and other details of the A Share Convertible Bonds. (III) Amounts due to or from Related Parties Nil. IMPORTANT MATTERS 60 China Southern Airlines Company Limited

(IV) Financial Business between the Company and Its Related Financial Company, and between Financial Company Controlled by the Company and Related Parties 1. Deposits Business Unit: RMB million Amount incurred during the period Related party Related party relationship The maximum daily deposit limit Deposit interest rate range Balance at the beginning of the period Total amount deposited during the current period Total amount withdrawn during the current period Balance at the end of the period Finance Company The same controlling shareholder 20,000 0.49%-2.1% 14,118 266,095 273,371 6,842 Total / / / 14,118 266,095 273,371 6,842 Note: The deposit interest rate range does not include small foreign currency deposits. 2. Loan Business Unit: RMB million Amount incurred during the period Related party Related party relationship Loan limit Loan interest rate range Balance at the beginning of the period Total loans during the current period Total repayment during the current period Balance at the end of the period Finance Company The same controlling shareholder 20,000 2.9%-3.3% 6,363 6,615 6,194 6,784 Total / / / 6,363 6,615 6,194 6,784 3. Credit Business and Other Financial Business Unit: RMB million Related party Related party relationship Type of business Total amount Amount incurred Finance Company The same controlling shareholder Service charge 7.5 1 61 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

X. MAJOR CONTRACTS (I) Trust, Sub-contracting and Lease During the reporting period, the Company did not enter into any trust or sub-contracting arrangement. Please refer to the sections headed “Summary of Fleet Data” in “Principal Accounting Information and Financial Indicators” and “Connected Transactions Related to Daily Operation” in “Important Matters” for matters related to the Company’s lease transactions during the reporting period. (II) Guarantee Unit: RMB million Total amount of external guarantees provided by the Company (not including guarantees provided for its subsidiaries) Guarantor Relationship between guarantor and listed company Guarantee Guaranteed amount Commencement date of guarantee (agreement execution date) Commencement date of guarantee Expiry date of guarantee Type of guarantee Principal guaranteed debt Collaterals (if any) Guarantee fully fulfilled? Overdue, if any Overdue amount of guarantee Counter guarantee available, if any Guarantee provided to the related parties, if any Related party relationship The Company / Self-sponsored trainee pilots of the Company 114.04 30 June 2008 30 June 2008 1 January 2031 Joint liability guarantee / / Partial performance completed Partial performance of joint liability guarantee 21.13 Yes No / Xiamen Airlines / Half selfsponsored trainee pilots of Xiamen Airlines 1.55 4 May 2010 4 May 2010 6 July 2025 Joint liability guarantee / / Partial performance completed Partial performance of joint liability guarantee 1.38 Yes No / Total guarantees incurred during the reporting period (excluding those provided to subsidiaries) 0 Total balance of guarantees as at the end of the reporting period (A) (excluding those provided to subsidiaries) 116 Guarantees provided by the Company to subsidiaries Total guarantees to subsidiaries incurred during the reporting period 0 Total balance of guarantees to subsidiaries as at the end of the reporting period (B) 42,943 Aggregate guarantees provided by the Company (including those provided to subsidiaries) Aggregate guarantees (A+B) 43,059 Percentage of aggregate guarantees to net assets of the Company (%) 112.27 Representing: Amount of guarantees provided to shareholders, de facto controller and their related parties (C) 0 Amount of debts guarantees directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D) 0 Excess amount of aggregate guarantees over 50% of net assets (E) 0 Aggregate amount of the above three categories (C+D+E) 0 Statement on the contingent joint and several liability in connection with unexpired guarantees / Statement on guarantees Nil IMPORTANT MATTERS 62 China Southern Airlines Company Limited

The table below sets out the guarantees provided for SPVs by the Group as of the date of this report: Actually Provided Guaranteed Amount No. Established SPV (Yes/no) (US$100 million) 1 China Southern Airlines No. 1 Yes 1.50 2 China Southern Airlines No. 2 Yes 1.40 3 China Southern Airlines No. 3 Yes 3.28 4 China Southern Airlines No. 5 Yes 0.92 5 China Southern Airlines No. 6 Yes 0.35 6 China Southern Airlines No. 7 Yes 0.35 7 China Southern Airlines No. 8 Yes 0.35 8 China Southern Airlines No. 9 Yes 5.88 9 China Southern Airlines No. 10 Yes 5.17 10 China Southern Airlines No. 11 Yes 2.98 11 China Southern Airlines No. 12 Yes 0.25 12 China Southern Airlines No. 13 Yes 0.25 13 China Southern Airlines No. 14 Yes 0.33 14 China Southern Airlines No. 15 Yes 3.11 15 China Southern Airlines No. 16 Yes 5.26 16 China Southern Airlines No. 17 Yes 1.49 17 China Southern Airlines No. 18 Yes 2.50 18 China Southern Airlines No. 19 Yes 0.51 19 China Southern Airlines No. 20 Yes 0.51 20 China Southern Airlines No. 21 Yes 0.48 21 China Southern Airlines No. 22 Yes 0.48 22 China Southern Airlines No. 23 Yes 0.48 23 China Southern Airlines No. 24 Yes 2.78 24 China Southern Airlines No. 25 Yes 2.04 25 China Southern Airlines No. 26 Yes 4.73 26 Chongqing Airlines No.1 Yes 3.52 27 Chongqing Airlines No.2 Yes 0.32 28 Xiamen Airlines No.1 Yes 0.64 29 Xiamen Airlines No.2 Yes 0.10 30 Xiamen Airlines No.3 Yes 0.10 31 Xiamen Airlines No.4 Yes 0.19 32 Xiamen Airlines No.5 Yes 0.19 33 Xiamen Airlines No.6 Yes 0.20 34 Xiamen Airlines No.7 Yes 0.11 35 Xiamen Airlines No.8 Yes 0.19 36 Xiamen Airlines No.9 Yes 0.19 37 Xiamen Airlines No.10 Yes 0.19 38 Xiamen Airlines No.11 Yes 0.19 39 Xiamen Airlines No.12 Yes 0.08 40 Xiamen Airlines No.13 Yes 0.19 41 Xiamen Airlines No.14 Yes 0.18 42 Xiamen Airlines No.15 Yes 0.18 43 Xiamen Airlines No.16 Yes 0.09 44 Xiamen Airlines No.17 Yes 0.08 45 Xiamen Airlines No.18 Yes 0.66 Total / / 54.97 63 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

Note: Pursuant to the authorization of the 2022 annual general meeting, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No. 1, Xiamen Airlines No.3, Xiamen Airlines No.17 and Xiamen Airlines No.18 to US$64 million, US$10 million, US$8 million and US$66 million, respectively, within the authorized guarantee limit of RMB3,560 million or equivalent foreign currency. The total guarantee amounts actually provided for the aforementioned 45 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.497 billion (equivalent to approximately RMB39.720 billion, calculated based on the Renminbi central parity rate of US$1=RMB7.2258 published by the People’s Bank of China on 30 June 2023), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company. XI. CIRCUMSTANCES, REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS COMPARED WITH THE PREVIOUS ACCOUNTING PERIOD (a) New and amended IFRSs The Group has applied the following new and amended IFRSs issued by the IASB to this interim financial report for the current accounting period: • IFRS 17, Insurance contracts • Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates • Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction • Amendments to IAS 12, Income taxes: International tax reform – Pillar Two model rules The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the new and amended IFRSs are discussed below: IFRS 17, Insurance contracts IFRS 17, which replaces IFRS 4, sets out the recognition, measurement, presentation and disclosure requirements applicable to issuers of insurance contracts. The standard does not have a material impact on these financial statements as the Group does not have contracts within the scope of IFRS 17. Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates The amendments provide further guidance on the distinction between changes in accounting policies and changes in accounting estimates. The amendments do not have a material impact on these financial statements as the Group’s approach in distinguishing changes in accounting policies and changes in accounting estimates is consistent with the amendments. IMPORTANT MATTERS 64 China Southern Airlines Company Limited

Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented. Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognised the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities in the annual financial statements, but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12. Amendments to IAS 12, Income taxes: International tax reform – Pillar Two model rules The amendments introduce a temporary mandatory exception from deferred tax accounting for the income tax arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (“OECD”) (income tax arising from such tax laws is hereafter referred to as “Pillar Two income taxes”), including tax laws that implement qualified domestic minimum top-up taxes described in those rules. The amendments also introduce disclosure requirements about such tax. The amendments are immediately effective upon issuance and require retrospective application. The Group operates regional routes and international flights, and has overseas offices across all continents, which have recently enacted new tax laws to implement the Pillar Two model rules published by the OECD. The new tax laws take effect no early than 1 January 2024. As the new tax laws are not yet effective, the Group does not expect any current tax impact for the year ending 31 December 2023. 65 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

(b) New HKICPA guidance on the accounting implications of the abolition of the MPF-LSP offsetting mechanism In June 2022, the Government of the Hong Kong SAR (the “Government”) gazetted the Hong Kong Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Ordinance 2022 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment (“LSP”) and severance payment payable to a Hong Kong employee by drawing on its mandatory contributions to the mandatory provident fund (“MPF”) scheme (also known as the “offsetting mechanism”). The Government has subsequently announced that the Amendment Ordinance will come into effect from 1 May 2025 (the “Transition Date”). Separately, the Government is also expected to introduce a subsidy scheme to assist employers after the abolition. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. In July 2023, the HKICPA published “Accounting implications of the abolition of the MPF-LSP offsetting mechanism in Hong Kong” that provides guidance on the accounting considerations relating to the offsetting mechanism and the abolition of the mechanism. In particular, the guidance indicates that entities may account for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed contributions by that employee towards the LSP. However, applying this approach, upon the enactment of the Amendment Ordinance in June 2022, it is no longer permissible to apply the practical expedient in paragraph 93(b) of IAS 19 and recognise such deemed contributions as reduction of current service cost in the period the related service is rendered, and any impact from ceasing to apply the practical expedient is recognised as a catch-up adjustment in profit or loss with a corresponding adjustment to the LSP liability during the year ended 31 December 2022. In this interim financial report and in prior periods, consistent with the HKICPA guidance the Group has been accounting for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed employee contributions towards the LSP. However, the Group has been applying the above-mentioned practical expedient. The Group has assessed the implications of this new guidance on the above accounting policies and has decided to change those accounting policies to conform with the guidance. The management has commenced the processes on implementing the change including additional data collection and impact assessment. However, the impact of the change is not reasonably estimable at the time this interim financial report is authorised for issue, as the Group has yet to fully complete its assessment of the impact of the HKICPA guidance. The Group expects to adopt this guidance with retrospective application in its annual financial statements for the year ending 31 December 2023. IMPORTANT MATTERS 66 China Southern Airlines Company Limited

XII. ENTRUSTED WEALTH MANAGEMENT Overall Condition of Entrusted Wealth Management Unit: RMB million Type Source of funding Amount incurred Balance not yet due Large-value certificates of deposit unutilised funds from the non-public issuance of A shares 62.5 1,621.5 Seven-day notice deposit unutilised funds from the non-public issuance of A shares 26.4 0 Large-value certificates of deposit unutilised funds from the public issuance of A Share Convertible Bonds 1,760.0 1,882.0 Note: The above amount is the net amount of the deposits invested and recovered during the reporting period 67 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

I. CHANGES IN SHARE CAPITAL (I) Changes in Shareholdings Unit: Share 31 December 2022 Increase/(decrease) during January to June 2023 30 June 2023 Number of Shares Percentage (%) Number of Shares Percentage (%) I. Shares subject to trading restrictions Shares held by state-owned legal entities 3,257,005,885 17.97 (2,453,434,457) 803,571,428 4.43 II. Shares not subject to trading restrictions 1. RMB ordinary shares 10,219,889,517 56.40 2,453,447,257 12,673,336,774 69.94 2. Overseas-listed foreign shares 4,643,997,308 25.63 0 4,643,997,308 25.63 III. Total number of shares 18,120,892,710 100.00 12,800 18,120,905,510 100.00 (II) Description of Change in Shares The Company publicly issued RMB16 billion Convertible Bonds with the bond abbreviation of “Nanhang Convertible Bonds ()” on 15 October 2020. During the reporting period, the total number of shares being converted by the holders of “Nanhang Convertible Bonds ()” was 12,800 shares. For details, please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE. On 17 June 2020, the Company issued 2,453,434,457 A shares to CSAH in a private placement, and the shares subscribed by CSAH shall not be listed for trading or transferred for 36 months from the date of closing of the issuance. During the reporting period, the above A shares were released due to the expiration of the lock-up period. For details, please refer to the relevant announcements disclosed by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 14 June 2023. 68 China Southern Airlines Company Limited CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS

(III) Other Information Considered to be Discloseable by the Company or Required to be Disclosed by the Securities Regulatory Authorities On 31 May 2023, the 15th meeting of the 9th session of the Board of the Company deliberated and agreed that the Company issued A shares to no more than 35 (inclusive) specific investors who met the conditions stipulated by the CSRC, including CSAH, with a total amount of funds raised not exceeding RMB17,500 million (inclusive), that CSAH intended to subscribe for the shares issued in cash for an amount of not less than RMB5,000 million (inclusive) and not more than RMB10,000 million (inclusive), and that the Company issued not more than 855,028,969 (inclusive) H shares to Nan Lung, with a total amount of funds raised not exceeding HK$2,900 million (inclusive). On 3 August 2023, the 2023 second extraordinary general meeting, 2023 first class meeting for holders of A Shares and 2023 first class meeting for holders of H Shares of the Company were held, at which the relevant matters were considered and approved. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 June 2023 and relevant announcement of the Company disclosed on the website of Stock Exchange on 31 May 2023. The Company will continue to fulfill its information disclosure obligations in accordance with relevant regulations. (IV) Changes in Shares Subject to Trading Restrictions Unit: Share Name of shareholders Number of shares subject to trading restrictions at the beginning of the reporting period Number of shares unlocked during the reporting period Increase in number of shares subject to trading restrictions during the reporting period Number of shares subject to trading restrictions at the end of the reporting period Reasons for lock-up Date of unlocking China Southern Air Holding Company Limited 2,453,434,457 2,453,434,457 0 0 Non-public Issuance of shares subject to trading restrictions 19 June 2023 China Southern Air Holding Company Limited 803,571,428 0 0 803,571,428 Non-public Issuance of shares subject to trading restrictions 24 November 2025 Total 3,257,005,885 2,453,434,457 0 803,571,428 / / 69 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

II. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER (I) Number of Shareholders As at the end of the reporting period, total number of ordinary shareholders of the Company was 177,577. (II) Particulars of Shareholdings of Top Ten Shareholders and Top Ten Shareholders Holding the Company’s Tradable Shares (or Shareholders Not Subject to Trading Restrictions) as at the End of the Reporting Period Particulars of the top ten shareholders Unit: Share Name of the shareholder (in full) Increase/ (decrease) during the reporting period Total number of shares held at the end of reporting period Shareholding percentage (%) Number of shares held subject to trading restrictions Status of pledged, tagged or frozen shares Status of shares Number Capacity of shareholders China Southern Air Holding Company Limited 0 9,404,468,936 51.90 803,571,428 Nil 0 State-owned legal entity Nan Lung Holding Limited 0 2,612,124,036 14.41 0 Nil 0 State-owned legal entity HKSCC Nominees Limited 444,000 1,750,805,837 9.66 0 Unknown – Overseas legal entity Hong Kong Securities Clearing Company Limited 130,662,978 728,892,289 4.02 0 Nil 0 Overseas legal entity China Securities Finance Corporation Limited 0 320,484,148 1.77 0 Nil 0 State-owned legal entity American Airlines, Inc. 0 270,606,272 1.49 0 Nil 0 Overseas legal entity China National Aviation Fuel Group Corporation (176,000) 261,685,354 1.44 0 Nil 0 State-owned legal entity China Structural Reform Fund Co., Ltd. (107,039,558) 72,077,475 0.40 0 Nil 0 State-owned legal entity Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund 945,300 70,644,579 0.39 0 Nil 0 Domestic non-state-owned legal entity Spring Airlines Co., Ltd. (69,991,700) 70,419,861 0.39 0 Nil 0 Domestic non-state-owned legal entity Spring Airlines Co., Ltd. (69,991,700) 70,419,861 0.39 0 Nil 0 Domestic non-state-owned legal entity CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS 70 China Southern Airlines Company Limited

Particulars of the top ten shareholders not subject to trading restrictions Unit: Share Name of Shareholder Number of tradable shares held not subject to trading restrictions Type and number of shares Type of shares Number China Southern Air Holding Company Limited 8,600,897,508 RMB ordinary shares 8,600,897,508 Nan Lung Holding Limited 2,612,124,036 Overseas-listed foreign shares 2,612,124,036 HKSCC Nominees Limited 1,750,805,837 Overseas-listed foreign shares 1,750,805,837 Hong Kong Securities Clearing Company Limited 728,892,289 RMB ordinary shares 728,892,289 China Securities Finance Corporation Limited 320,484,148 RMB ordinary shares 320,484,148 American Airlines, Inc. 270,606,272 Overseas-listed foreign shares 270,606,272 China National Aviation Fuel Group Corporation 261,685,354 RMB ordinary shares 261,685,354 China Structural Reform Fund Co., Ltd. 72,077,475 RMB ordinary shares 72,077,475 Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund 70,644,579 RMB ordinary shares 70,644,579 Spring Airlines Co., Ltd. 70,419,861 RMB ordinary shares 70,419,861 Description of special repurchase account among the top ten shareholders N/A Description of the voting rights entrusted by the above shareholders, the voting rights the above shareholders are entrusted with, the voting rights the above shareholders abstained from N/A Explanation of the related party relationship or concert party relationship of the above shareholders CSAH held aggregate 2,648,836,036 H shares of the Company through its whollyowned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other related party relationship between other shareholders. Description of holders of preference shares with voting rights restored and the number of shares held N/A Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions Unit: Share No. Name of shareholder subject to trading restrictions Number of shares held subject to trading restrictions Listing status of shares which are subject to trading restrictions Eligible listing time Number of new listed shares Conditions for trading restrictions 1 China Southern Air Holding Company Limited 803,571,428 24 November 2025 803,571,428 Non-public Issuance of shares subject to trading restrictions Explanation of the related party relationship or concert party relationship of the above shareholder CSAH held in aggregate 2,648,836,036 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other connected relationship between other shareholders. (III) Strategic Investors or General Legal Entities Becoming one of the Top Ten Shareholders of the Company as a Result of Placing of New Shares Nil. 71 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

(IV) Changes of the Controlling Shareholder or De Facto Controller During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company. III. DISCLOSURE OF INTERESTS As at 30 June 2023, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (“Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO: Name of shareholders Capacity Class of Shares Number of Shares held Approximate % of the total issued A Shares (Note 3) Approximate % of the total issued H Shares (Note 3) Approximate % of the total issued share capital of the Company (Note 3) CSAH (Note 1) Beneficial Owner A Share 14,840,738,255 (L) (Note 1) 110.12% – 81.90% Interest of controlled corporations H Share 3,503,865,005 (L) (Note 2) – 75.45% 19.34% Sub-total 18,344,603,260 (L) – – 101.23% Nan Lung (Note 1) Beneficial Owner Interest of controlled corporations H Share 3,503,865,005 (L) (Note 3) – 75.45% 19.34% American Airlines Group Inc. (Note 4) Interest of controlled corporations H Share 270,606,272 (L) – 5.83% 1.49% Notes: 1. As at 30 June 2023, CSAH was directly interested in 14,840,738,255 A Shares of the Company, which included 5,436,269,319 A Shares subscribed under the A Shares Subscription Agreement. As at 30 June 2023 and up to the date of this report, those A Shares have not been issued. 2. As at 30 June 2023, CSAH was indirectly interested in 3,503,865,005 H Shares of the Company through its controlled corporations Nan Lung and Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung, which included 855,028,969 H Shares subscribed under the H Shares Subscription Agreement by Nan Lung. As at 30 June 2023 and up to the date of this report, those H Shares have not been issued. 3. As at 30 June 2023, Nan Lung was interested in 3,503,865,005 H Shares of the Company, which included the indirect interests in the 31,150,000 H Shares held through Perfect Lines (Hong Kong) Limited, its wholly-owned subsidiary, and the direct interests in the 3,472,715,005 H Shares (which included not more than 855,028,969 H Shares subscribed under the H Shares Subscription Agreement). As at 30 June 2023 and up to the date of this report, those H Shares have not been issued. 4. American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines. 5. The percentage was calculated according to the relevant total issued A Shares of 13,476,908,202 A Shares, total issued H Shares of 4,643,997,308 H Shares and the total issued Shares of 18,120,905,510 Shares of the Company as at 30 June 2023. Save as disclosed above, as at 30 June 2023, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the Shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO. CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS 72 China Southern Airlines Company Limited

I. ENTERPRISE BOND, CORPORATE BOND AND NON-FINANCIAL CORPORATE DEBT FINANCING INSTRUMENTS (I) Enterprise Bond Nil (II) Corporate Bond 1. Basic Information of Corporate Bond Nil. 2. During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures Corporate bonds of the Company are unsecured bonds. During the reporting period, debt repayment plan and other debt repayment protection measures are implemented in accordance with the provisions and commitments in the prospectus. 3. Other Information about Corporate Bonds On 7 March 2023, Xiamen Airlines disclosed the Announcement on Principal and Interest Settlement of 2023 and Delisting of 2020 Corporate Bonds Publicly Offered of Xiamen Airlines Company Limited (the first tranche) ( ,)2023,‘). Xiamen Airlines fully paid the principal and interest of “20 Xiamen Airlines 01” corporate bonds to the bank account designated by China Securities Depository and Clearing Corporation Limited Shanghai Branch two trading days before the date of settling the principal and interest of 2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche). On 16 March 2023, Xiamen Airlines fully settled the principal and interest of the 2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche) to investors, and “20 Xiamen Airlines 01” corporate bonds were delisted on the date of settlement. 73 Interim Report 2023 RELATED INFORMATION OF BONDS About Us Operating Results Corporate Financial Report Governance

(III) Non-financial Corporate Debt Financing Instruments in the Interbank Bond Market Basis information of non-financial corporate debt financing instruments The table below sets out the non-financial corporate debt financing instruments outstanding of the Group as of the date of this report: Unit: RMB million Name Abbreviation Code Issuance date Interest date Maturity date Outstanding balance of bonds Interest rate (%) Repayment of principal and interest Trading floor Trading mechanism Whether there is a risk of termination of the listing The sixteenth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2022 22 China Southern Airlines SCP016 012284088 2022/11/25 2022/11/28 2023/8/25 1,500.00 2.70% Repayment of the principal and interest in lump sum when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The second tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023 23 China Southern Airlines SCP002 012381183 2023/03/23 2023/03/27 2023/09/22 2,100.00 2.19% Repayment of the principal and interest in lump sum when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The third tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2023 23 China Southern Airlines SCP003 012381760 2023/04/26 2023/04/27 2023/10/24 2,000.00 2.33% Repayment of the principal and interest in lump sum when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The fourth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023 23 China Southern Airlines SCP004 012381932 2023/05/23 2023/05/24 2023/11/17 2,300.00 2.13% Repayment of the principal and interest in lump sum when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The fifth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2023 23 China Southern Airlines SCP005 012382769 2023/07/24 2023/07/25 2023/10/20 1,200.00 2.03% Repayment of the principal and interest in lump sum when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The sixth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2023 23 China Southern Airlines SCP006 012382812 2023/07/26 2023/07/27 2023/10/25 1,000.00 2.13% Repayment of the principal and interest in lump sum when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No RELATED INFORMATION OF BONDS 74 China Southern Airlines Company Limited

Name Abbreviation Code Issuance date Interest date Maturity date Outstanding balance of bonds Interest rate (%) Repayment of principal and interest Trading floor Trading mechanism Whether there is a risk of termination of the listing The fifth tranche of medium-term notes of China Southern Airlines Company Limited in 2020 20 China Southern Airlines MTN005 102000240 2020/3/3 2020/3/5 2025/3/5 1,000.00 3.28% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The first tranche of medium-term notes of China Southern Airlines Company Limited in 2021 21 China Southern Airlines MTN001 102101342 2021/7/19 2021/7/21 2024/7/21 1,000.00 3.17% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The second tranche of medium-term notes of China Southern Airlines Company Limited in 2021 21 China Southern Airlines MTN002 102101975 2021/9/26 2021/9/28 2024/9/28 3,000.00 3.09% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The third tranche of medium-term notes of China Southern Airlines Company Limited in 2021 21 China Southern Airlines MTN003 102103046 2021/11/18 2021/11/22 2024/11/22 3,500.00 3.20% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2021 21 China Southern Airlines MTN004 102103343 2021/12/27 2021/12/28 2024/12/28 1,500.00 2.90% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The first tranche of medium-term notes of China Southern Airlines Company Limited in 2022 22 China Southern Airlines MTN001 102280279 2022/2/16 2022/2/17 2025/2/17 1,300.00 2.73% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The second tranche of medium-term notes of China Southern Airlines Company Limited in 2022 22 China Southern Airlines MTN002 102280597 2022/3/22 2022/3/23 2025/3/23 1,000.00 2.95% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No 75 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

Name Abbreviation Code Issuance date Interest date Maturity date Outstanding balance of bonds Interest rate (%) Repayment of principal and interest Trading floor Trading mechanism Whether there is a risk of termination of the listing The third tranche of medium-term notes of China Southern Airlines Company Limited in 2022 22 China Southern Airlines MTN003 102281130 2022/5/25 2022/5/26 2025/5/26 1,500.00 2.69% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No The first tranche of green medium–term notes of Xiamen Airlines Company Limited in 2022 22 Xiamen Airlines MTN001 (Green) 102280538 2022/3/15 2022/3/16 2025/3/16 100.00 3.00% Pay interests once a year, pay back principal plus interests when due National interbank bond market Price-enquiry transaction approach and one-click-order transaction approach No II. CORPORATE CONVERTIBLE BONDS (I) Issuance of Convertible Bonds On 14 May 2020, the thirteenth meeting of the eighth session of Board of the Company was held, and the resolution on the satisfaction by the Company of the conditions of the public issuance of A Share Convertible Bonds was passed, as well as the resolutions on the specific plan, preliminary proposal and feasibility report, etc. On 30 June 2020, 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares were held, at which the relevant resolutions on the public issuance of A Share Convertible Bonds were considered and approved. On 21 September 2020, the Company received the “Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (™[2020]2264»®))” issued by the CSRC. On 15 October 2020, the Company publicly issued 160 million A Share Convertible Bonds with nominal value of RMB100 each, representing a total amount of RMB16 billion. On 21 October 2020, the Company received the proceeds from public issuance of A Share Convertible Bonds and deposited them in the special account for the proceeds. Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds ()” and the bond code of “110075”. RELATED INFORMATION OF BONDS 76 China Southern Airlines Company Limited

(II) Holders and Guarantors of Convertible Bonds during the Reporting Period Name of convertible bonds 2020 Convertible Bonds of China Southern Airlines Company Limited Numbers of holders of convertible bonds at the end of the period 23,933 Guarantor of the convertible bonds of the Company Nil Material changes in profitability, assets conditions and credit of guarantors Nil (III) Changes in Convertible Bonds during the Reporting Period Unit: RMB Name of convertible bonds Before change Increase/decrease in the current change After change Converted Redeemed Resold 2020 Convertible Bonds of China Southern Airlines Company Limited 5,896,401,000.00 79,000.00 – – 5,896,322,000.00 (IV) Cumulative Number of Shares Converted during the Reporting Period Name of convertible bonds 2020 Convertible Bonds of China Southern Airlines Company Limited Convertible bonds converted during the reporting period (RMB) 79,000.00 Number of shares converted during the reporting period (shares) 12,800 Aggregated number of shares converted (shares) 1,619,179,228 Aggregated number of shares converted over total number of shares issued by the Company before conversion (%) 10.56 Outstanding convertible bonds (RMB) 5,896,322,000.00 Outstanding convertible bonds over total number of convertible bonds issued (%) 36.85 (V) Information on the Company’s Liability and Credit Changes as well as the Cash Arrangement for Debt Repayment in the Coming Years Pursuant to the relevant provisions of the Administrative Measures for the Issuance of Securities by Listed Companies, the Administrative Measures for Issuance and Trading of Corporate Bonds issued by CSRC and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, during the reporting period, the Company entrusted a credit rating agency China Lianhe Credit Rating Co., Ltd (ô‘Œô€Ž¥ô€¼Ÿô€š¦ô€µ™ô€Ÿô€™°ô€Ž…ô€žô€  ¢ô€Š®ô€Œ¡) to conduct credit rating for the Nanhang Convertible Bonds issued by the Company in October 2020. China Lianhe Credit Rating Co., Ltd issued the 2023 Follow-up Rating Report for Public Issuance of Convertible Bonds of China Southern Airlines Company Limited (ô€,ô€Š•ô€¨·ô€›Œô€‹™ô€¦~ô€™¤ô€™°ô€Ž…ô€žô€ ¢ô€Š®ô€Œ¡ô€Š®ô€¶šô€³¯ô€‘ô€Œ™ô”·ô€±¬ ô€Š®ô€Œ¡ô€·€ô€•Ž2023ô€‹ô€¼§ô”³ô€µ™ô€¥´ô€°œô€‘“ô€,‘). The rating results are as follows: it maintained the AAA long-term credit rating of the main body of the Company, the credit rating of AAA of Nanhang Convertible Bonds with stable outlook. The Company’s operations are stable in all aspects with reasonable asset structure, and the credit status is good. The Company’s cash sources for debt repayment in the coming years mainly include cash inflows from income from the normal business operations of the Company. 77 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance

Review report to the Board of Directors of China Southern Airlines Company Limited (Incorporated in the People’s Republic of China with limited liability) Introduction We have reviewed the interim financial report set out on pages 81 to 115 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2023 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34. Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of review We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2023 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 29 August 2023 80 China Southern Airlines Company Limited INDEPENDENT AUDITOR’S REPORT

Six months ended 30 June 2023 2022 Note RMB million RMB million Operating revenue Traffic revenue 68,138 37,875 Other operating revenue 3,692 2,942 Total operating revenue 4 71,830 40,817 Operating expenses Flight operation expenses 34,388 23,236 Maintenance expenses 6,530 5,147 Aircraft and transportation service expenses 11,977 8,432 Promotion and selling expenses 2,872 1,798 General and administrative expenses 1,922 1,599 Depreciation and amortisation 12,997 11,857 Others 1,518 1,280 Total operating expenses 72,204 53,349 Other net income 7 1,807 1,968 Operating profit/(loss) 9 1,433 (10,564) Interest income 219 250 Interest expense 8 (2,970) (2,989) Exchange loss, net (1,347) (2,052) Share of associates’ results 18 6 Share of joint ventures’ results 279 150 Changes in fair value of financial assets/liabilities 604 27 Gain on disposal of an associate – 42 Loss before income tax (1,764) (15,130) Income tax 10 (717) 3,144 Loss for the period (2,481) (11,986) Loss attributable to: Equity shareholders of the Company (2,877) (11,490) Non-controlling interests 396 (496) Loss for the period (2,481) (11,986) Loss per share Basic and diluted (expressed in RMB per share) 12 (0.16) (0.68) The accompanying notes form part of this interim financial report. 81 Interim Report 2023 CONSOLIDATED INCOME STATEMENT For the six months ended 30 June 2023 – unaudited About Us Operating Results Corporate Financial Report Governance

82 China Southern Airlines Company Limited CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the six months ended 30 June 2023 – unaudited Six months ended 30 June 2023 2022 Note RMB million RMB million Loss for the period (2,481) (11,986) Other comprehensive income: Items that will not be reclassified to profit or loss – Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling) (111) – – Income tax effect of the above items 28 – Items that may be reclassified subsequently to profit or loss – Differences resulting from the translation of foreign currency financial statements 1 1 – Share of other comprehensive income of an associate – (1) – Income tax effect of the above items – – Other comprehensive income for the period 11 (82) – Total comprehensive income for the period (2,563) (11,986) Total comprehensive income for the period attributable to: Equity shareholders of the Company (2,922) (11,490) Non-controlling interests 359 (496) Total comprehensive income for the period (2,563) (11,986) The accompanying notes form part of this interim financial report.

At 30 June At 31 December 2023 2022 Note RMB million RMB million Non-current assets Property, plant and equipment, net 13 93,474 90,517 Construction in progress 14 32,817 33,300 Right-of-use assets 15 127,840 131,954 Goodwill 237 237 Interest in associates 2,591 2,588 Interest in joint ventures 3,739 3,618 Aircraft lease deposits 376 354 Other equity instrument investments 548 659 Other non-current financial assets 396 436 Amounts due from related companies 21(c) 308 357 Derivative financial assets – 27 Deferred tax assets 12,321 12,471 Other assets 2,115 2,274 276,762 278,792 Current assets Inventories 1,552 1,387 Trade receivables 16 4,162 2,619 Other receivables 8,638 7,939 Cash and cash equivalents 13,076 19,889 Assets held for sale – 709 Restricted bank deposits 161 174 Prepaid expenses and other current assets 574 619 Derivative financial assets 4 2 Amounts due from related companies 21(c) 268 116 28,435 33,454 Current liabilities Derivative financial liabilities 1,099 1,708 Borrowings 17 75,732 85,336 Lease liabilities 20,566 21,799 Trade payables 18 2,485 1,537 Contract liabilities 1,539 1,496 Sales in advance of carriage 6,665 3,383 Current income tax 212 312 Amounts due to related companies 21(c) 390 435 Accrued expenses 21,433 17,636 Other liabilities 8,538 7,816 138,659 141,458 Net current liabilities (110,224) (108,004) Total assets less current liabilities 166,538 170,788 83 Interim Report 2023 CONSOLIDATED STATEMENT OF FINANCIAL POSITION At 30 June 2023 – unaudited About Us Operating Results Corporate Financial Report Governance

At 30 June At 31 December 2023 2022 Note RMB million RMB million Non-current liabilities Borrowings 17 36,267 34,444 Lease liabilities 69,712 72,963 Other non-current liabilities 1,514 1,954 Amounts due to related companies 21(c) 58 85 Provision for major overhauls 5,217 5,199 Deferred benefits and gains 861 760 Deferred tax liabilities 23 24 113,652 115,429 Net assets 52,886 55,359 Capital and reserves Share capital 18,121 18,121 Reserves 20,232 23,154 Total equity attributable to equity shareholders of the Company 38,353 41,275 Non-controlling interests 14,533 14,084 Total equity 52,886 55,359 Approved and authorised for issue by the Board of Directors on 29 August 2023. Ma Xu Lun Han Wen Sheng Director Director The accompanying notes form part of this interim financial report. CONSOLIDATED STATEMENT OF FINANCIAL POSITION At 30 June 2023 – unaudited 84 China Southern Airlines Company Limited

Attributable to equity shareholders of the Company Share capital Share premium Fair value reserve (recycling) Fair value reserve (nonrecycling) Other reserves Accumulated losses Total Noncontrolling interests Total equity RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million (Note 19(b)(i)) (Note 19(b)(ii)) (Note 19(b)(iii)) (Note 19(b)(iv)) Balance at 1 January 2022 16,948 47,378 – 156 3,390 (21) 67,851 16,657 84,508 Changes in equity for the six months ended 30 June 2022: Loss for the period – – – – – (11,490) (11,490) (496) (11,986) Other comprehensive income – – (1) – 1 – – – – Total comprehensive income for the period – – (1) – 1 (11,490) (11,490) (496) (11,986) Capital injection from noncontrolling interests – – – – 15 – 15 12 27 Decrease in non-controlling interests as a result of liquidation of a subsidiary – – – – – – – (1) (1) Distributions to non-controlling interests – – – – – – – (900) (900) Balance at 30 June 2022 and 1 July 2022 16,948 47,378 (1) 156 3,406 (11,511) 56,376 15,272 71,648 Changes in equity for the six months ended 31 December 2022: Loss for the period – – – – – (21,209) (21,209) (521) (21,730) Other comprehensive income – – 1 61 – – 62 46 108 Total comprehensive income for the period – – 1 61 – (21,209) (21,147) (475) (21,622) Issuance of shares 1,173 4,873 – – – – 6,046 – 6,046 Decrease in non-controlling interests as a result of disposal of subsidiaries – – – – – – – (701) (701) Disposal of an equity instrument investment – – – 40 – (40) – – – Distributions to non-controlling interests – – – – – – – (12) (12) Balance at 31 December 2022 and 1 January 2023 18,121 52,251 – 257 3,406 (32,760) 41,275 14,084 55,359 Changes in equity for the six months ended 30 June 2023: Loss for the period – – – – – (2,877) (2,877) 396 (2,481) Other comprehensive income – – – (46) 1 – (45) (37) (82) Total comprehensive income for the period – – – (46) 1 (2,877) (2,922) 359 (2,563) Capital injection from noncontrolling interests – – – – – – – 1,017 1,017 Distributions to non-controlling interests – – – – – – – (900) (900) Decrease in non-controlling interests for the liquidation of a subsidiary – – – – – – – (27) (27) Balance at 30 June 2023 18,121 52,251 – 211 3,407 (35,637) 38,353 14,533 52,886 The accompanying notes form part of this interim financial report. 85 Interim Report 2023 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY For the six months ended 30 June 2023 – unaudited About Us Operating Results Corporate Financial Report Governance

Six months ended 30 June 2023 2022 RMB million RMB million Operating activities Cash generated from operating activities 20,464 5,996 Interest received 248 220 Interest paid (3,192) (3,124) Income tax paid (689) (1,438) Net cash generated from operating activities 16,831 1,654 Investing activities Proceeds from disposal of property, plant and equipment, right-of-use assets and assets held for sale 1,064 3,614 Dividends received from joint ventures 140 – Proceeds from maturity of term deposits 72 110 Dividends received from associates 15 6 Proceeds from disposal of derivative financial instruments 21 – Dividends received from other non-current financial assets 1 – Proceeds from disposal of an associate – 43 Acquisition of property, plant and equipment and other assets (5,815) (5,313) Acquisition of term deposits (1) (470) Acquisition of an associate (2) – Net cash used in investing activities (4,505) (2,010) Financing activities Proceeds from bank borrowings 20,564 37,453 Proceeds from ultra-short-term financing bills 8,500 16,000 Proceeds from medium-term notes – 3,900 Repayment of bank borrowings (15,842) (18,059) Repayment of corporate bonds (8,000) (5,000) Repayment of ultra-short-term financing bills (13,100) (22,100) Capital element of lease rentals paid (11,391) (10,897) Capital injections from non-controlling interests 1,017 116 Payments for aircraft lease deposits (10) (14) Dividends paid to non-controlling interests (900) (28) Payments to non-controlling interests for the liquidation of a subsidiary (27) – Net cash (used in)/generated from financing activities (19,189) 1,371 Net (decrease)/increase in cash and cash equivalents (6,863) 1,015 Cash and cash equivalents at 1 January 19,889 21,456 Exchange gain on cash and cash equivalents 50 36 Cash and cash equivalents at 30 June 13,076 22,507 The accompanying notes form part of this interim financial report. 86 China Southern Airlines Company Limited CONSOLIDATED CASH FLOW STATEMENT For the six months ended 30 June 2023 – unaudited

87 Interim Report 2023 NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) About Us Operating Results Corporate Financial Report Governance 1 Basis of preparation This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue by the Company’s Board of Directors on 29 August 2023. The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2022 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2023 annual financial statements. Details of any changes in significant accounting policies are set out in Note 2. The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2022 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 80. 2 Changes in significant accounting policies (a) New and amended IFRSs The Group has applied the following new and amended IFRSs issued by the IASB to this interim financial report for the current accounting period: • IFRS 17, Insurance contracts • Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates • Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction • Amendments to IAS 12, Income taxes: International tax reform – Pillar Two model rules The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the new and amended IFRSs are discussed below:

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 88 China Southern Airlines Company Limited 2 Changes in significant accounting policies (continued) (a) New and amended IFRSs (continued) IFRS 17, Insurance contracts IFRS 17, which replaces IFRS 4, sets out the recognition, measurement, presentation and disclosure requirements applicable to issuers of insurance contracts. The standard does not have a material impact on these financial statements as the Group does not have contracts within the scope of IFRS 17. Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates The amendments provide further guidance on the distinction between changes in accounting policies and changes in accounting estimates. The amendments do not have a material impact on these financial statements as the Group’s approach in distinguishing changes in accounting policies and changes in accounting estimates is consistent with the amendments. Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented. Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognised the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities in the annual financial statements, but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12. Amendments to IAS 12, Income taxes: International tax reform – Pillar Two model rules The amendments introduce a temporary mandatory exception from deferred tax accounting for the income tax arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (“OECD”) (income tax arising from such tax laws is hereafter referred to as “Pillar Two income taxes”), including tax laws that implement qualified domestic minimum top-up taxes described in those rules. The amendments also introduce disclosure requirements about such tax. The amendments are immediately effective upon issuance and require retrospective application. The Group operates regional routes and international flights, and has overseas offices across all continents, which has recently enacted new tax laws to implement the Pillar Two model rules published by the OECD. The new tax laws take effect no early than 1 January 2024. As the new tax laws are not yet effective, the Group does not expect any current tax impact for the year ending 31 December 2023.

89 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 2 Changes in significant accounting policies (continued) (b) New HKICPA guidance on the accounting implications of the abolition of the MPF-LSP offsetting mechanism In June 2022, the Government of the Hong Kong SAR (the “Government”) gazetted the Hong Kong Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Ordinance 2022 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment (“LSP”) and severance payment payable to a Hong Kong employee by drawing on its mandatory contributions to the mandatory provident fund (“MPF”) scheme (also known as the “offsetting mechanism”). The Government has subsequently announced that the Amendment Ordinance will come into effect from 1 May 2025 (the “Transition Date”). Separately, the Government is also expected to introduce a subsidy scheme to assist employers after the abolition. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. In July 2023, the HKICPA published “Accounting implications of the abolition of the MPF-LSP offsetting mechanism in Hong Kong” that provides guidance on the accounting considerations relating to the offsetting mechanism and the abolition of the mechanism. In particular, the guidance indicates that entities may account for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed contributions by that employee towards the LSP. However, applying this approach, upon the enactment of the Amendment Ordinance in June 2022, it is no longer permissible to apply the practical expedient in paragraph 93(b) of IAS 19 and recognise such deemed contributions as reduction of current service cost in the period the related service is rendered, and any impact from ceasing to apply the practical expedient is recognised as a catch-up adjustment in profit or loss with a corresponding adjustment to the LSP liability during the year ended 31 December 2022. In this interim financial report and in prior periods, consistent with the HKICPA guidance the Group has been accounting for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed employee contributions towards the LSP. However, the Group has been applying the above-mentioned practical expedient. The Group has assessed the implications of this new guidance on the above accounting policies and has decided to change those accounting policies to conform with the guidance. The management has commenced the processes on implementing the change including additional data collection and impact assessment. However, the impact of the change is not reasonably estimable at the time this interim financial report is authorised for issue, as the Group has yet to fully complete its assessment of the impact of the HKICPA guidance. The Group expects to adopt this guidance with retrospective application in its annual financial statements for the year ending 31 December 2023.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 90 China Southern Airlines Company Limited 3 Financial risk management and fair values of financial instruments The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The interim financial report does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2022. There have been no changes in the risk management policies since 31 December 2022. (a) Liquidity risk As at 30 June 2023, the Group’s current liabilities exceeded its current assets by RMB110,224 million. For the six months ended 30 June 2023, the Group recorded a net cash inflow from operating activities of RMB16,831 million, a net cash outflow from investing activities of RMB4,505 million and a net cash outflow from financing activities of RMB19,189 million, which in total resulted in a net decrease in cash and cash equivalents of RMB6,863 million. The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with borrowing covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 30 June 2023, the Group has obtained credit facilities of RMB412,139 million in aggregate (31 December 2022: RMB320,530 million) granted by several banks and other financial institutions, among which approximately RMB297,545 million (31 December 2022: RMB223,729 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed. As at 30 June 2023, the contractual maturities of the Group’s borrowings are disclosed in Note 17. (b) Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis. Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts. As at 30 June 2023, all interest rate swaps had been settled prior to the date due. As at 30 June 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB311 million (31 December 2022: RMB340 million). In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2022.

91 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 3 Financial risk management and fair values of financial instruments (continued) (c) Foreign currency risk Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly. The following table indicates the instantaneous change in the Group’s loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date. 30 June 2023 Appreciation/ (depreciation) of Renminbi against foreign currency Decrease/ (increase) on loss after tax and increase/ (decrease) on retained earnings RMB million USD 1% 284 (1%) (284) Euro 1% 16 (1%) (16) Japanese Yen 10% 11 (10%) (11) 31 December 2022 Appreciation/ (depreciation) of Renminbi against foreign currency Decrease/ (increase) on loss after tax and increase/ (decrease) on retained earnings RMB million USD 1% 293 (1%) (293) Euro 1% 15 (1%) (15) Japanese Yen 10% 24 (10%) (24)

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 92 China Southern Airlines Company Limited 3 Financial risk management and fair values of financial instruments (continued) (d) Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables, other non-current financial assets (amortised cost) and derivative financial instruments. Cash and cash equivalents Substantially all of the Group’s cash and cash equivalents are deposited with major reputable financial institutions in Chinese mainland, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default. Trade receivables A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2023, the balance due from BSP agents amounted to RMB1,068 million (31 December 2022: RMB287 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations. The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, receivables on cooperation flights and other trade receivables. The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 30 June 2023: 30 June 2023 Expected loss rates Gross carrying amount Loss allowance % RMB million RMB million Within 3 months 0.01 2,830 – More than 3 months but less than 1 year 50.00 55 27 More than 1 year but less than 2 years 100.00 3 3 More than 2 years but less than 3 years 100.00 – – More than 3 years 100.00 13 13 2,901 43 31 December 2022 Expected loss rates Gross carrying amount Loss allowance % RMB million RMB million Within 3 months 0.01 1,791 – More than 3 months but less than 1 year 50.00 43 21 More than 1 year but less than 2 years 100.00 2 2 More than 2 years but less than 3 years 100.00 – – More than 3 years 100.00 13 13 1,849 36

93 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 3 Financial risk management and fair values of financial instruments (continued) (d) Credit risk (continued) Trade receivables (continued) Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The credit risk of mileage credits sales receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables. As at 30 June 2023, the Group measures loss allowance for other trade receivables amounted to RMB17 million (31 December 2022: RMB17 million) based on ECLs. Other receivables The Group measures the loss allowance for other receivables equal to 12-month ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs. As at 30 June 2023, the Group measures loss allowance for other receivables amounted to RMB136 million (31 December 2022: RMB136 million) based on ECLs. Derivative financial instruments The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 94 China Southern Airlines Company Limited 3 Financial risk management and fair values of financial instruments (continued) (e) Jet fuel price risk The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. During the six months ended 30 June 2023, the Group entered into certain crude oil forward contracts to mitigate jet fuel price risk. As at 30 June 2023, the fair value of such financial derivative instruments is RMB4 million. A reasonable possible increase/decrease of 10% (six months ended 30 June 2022:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB2,280 million (six months ended 30 June 2022: RMB1,440 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period. (f) Capital management The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost. The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During the six months ended 30 June 2023, the Group’s strategy, which was unchanged from 2022, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt. The Group’s debt ratio was 82.67% as at 30 June 2023 (31 December 2022: 82.27%).

95 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 3 Financial risk management and fair values of financial instruments (continued) (g) Fair value (i) Financial instruments carried at fair value FAIR VALUE HIERARCHY The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available • Level 3 valuations: Fair value measured using significant unobservable inputs Fair value measurements as at 30 June 2023 categorised into Recurring fair value measurement Fair value at 30 June 2023 Level 1 Level 2 Level 3 RMB million RMB million RMB million RMB million Financial assets/(liabilities): Other equity instrument investments: – Non-tradable listed shares 548 – – 548 Other non-current financial assets: – Listed shares 27 27 – – – Non-listed shares 28 – – 28 Derivative financial assets: – Crude oil forward contracts 4 – 4 – Derivative financial liabilities: – Derivative component of convertible bonds (1,099) – (1,099) –

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 96 China Southern Airlines Company Limited 3 Financial risk management and fair values of financial instruments (continued) (g) Fair value (continued) (i) Financial instruments carried at fair value (continued) FAIR VALUE HIERARCHY (CONTINUED) Fair value measurements as at 31 December 2022 categorised into Recurring fair value measurement Fair value at 31 December 2022 Level 1 Level 2 Level 3 RMB million RMB million RMB million RMB million Financial assets/(liabilities): Other equity instrument investments: – Non-tradable listed shares 659 – – 659 Other non-current financial assets: – Listed shares 21 21 – – – Non-listed shares 28 – – 28 Derivative financial assets: – Interest rate swaps 29 – 29 – Derivative financial liabilities: – Derivative component of convertible bonds (1,708) – (1,708) – During the six months ended 30 June 2023 and 30 June 2022, there were no transfers among Level 1, Level 2 and Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur. Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are: At 30 June 2023 At 31 December 2022 Conversion price RMB6.17 RMB6.17 Stock price of A shares RMB6.02 RMB7.65 Stock market volatility 32.25% 33.29% Risk-free interest rate 2.25% 2.46%

97 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 3 Financial risk management and fair values of financial instruments (continued) (g) Fair value (continued) (i) Financial instruments carried at fair value (continued) FAIR VALUE HIERARCHY (CONTINUED) Information about Level 3 fair value measurements Valuation technique Significant unobservable inputs Range Other equity instruments investments – Non-tradable listed shares (1)&(3) Market approachvaluation multiples Discount for lack of marketability 32% Other non-current financial assets – Non-listed shares (2) Income approachdiscounted cash flow Expected profit growth rates during the projection period -9.47%-15% Perpetual growth rates 2.65%-2.81% Perpetual dividend payout rates 80% Expected dividend payout rates during the projection period 27%-33% Discount rates 9.08%-11.77% (1) The fair value of non-tradable listed shares are determined by market value adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability. (2) The fair value of these non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, expected dividend payout rates and perpetual dividend payout rate during the projection period of respective investees, and negatively correlated to the discount rates. (3) Any gain or loss arising from the remeasurement of the Group’s non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings. (ii) Financial instruments not carried at fair value All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current financial assets (amortised cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 30 June 2023 and 31 December 2022.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 98 China Southern Airlines Company Limited 4 Operating revenue The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. Disaggregation of revenue from contracts with customers by major service lines is as follows: Six months ended 30 June 2023 2022 RMB million RMB million Revenue from contracts with customers within the scope of IFRS 15: Disaggregated by service lines – Traffic revenue – Passenger 60,958 26,732 – Cargo and mail 7,180 11,143 – Commission income 1,423 924 – Cargo handling income 480 553 – Hotel and tour operation income 344 194 – Ground services income 291 101 – Air catering service income 198 110 – General aviation income – 245 – Others 823 709 71,697 40,711 Revenue from other sources: – Rental income 133 106 71,830 40,817 Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 5(a) and 5(b) respectively.

99 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 5 Segment reporting (a) Business segments The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, air catering services and other miscellaneous services. For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 5(c). Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices. Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 100 China Southern Airlines Company Limited 5 Segment reporting (continued) (a) Business segments (continued) The segment results of the Group for the six months ended 30 June 2023 are as follows: Airline transportation operations Other segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Disaggregated by timing of revenue recognition Point in time 1,466 999 (820) – 1,645 Over time 69,854 2,063 (1,732) – 70,185 Revenue from external customers 70,952 878 – – 71,830 Inter-segment sales 368 2,184 (2,552) – – Reportable segment revenue 71,320 3,062 (2,552) – 71,830 Reportable segment (loss)/profit before taxation (2,895) 277 (49) 906 (1,761) Reportable segment (loss)/profit after taxation (3,424) 226 (36) 755 (2,479) Other segment information Income tax 529 51 (13) 151 718 Interest income 209 10 – – 219 Interest expense 2,963 16 (9) – 2,970 Depreciation and amortisation 12,911 100 – – 13,011 Credit loss 7 – – – 7 Impairment loss – 1 – – 1 Share of associates’ and joint ventures’ results – – – 297 297 Change in fair value of financial assets/liabilities – – – 604 604 Non-current assets additions during the period(#) 11,246 277 (24) – 11,499

101 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 5 Segment reporting (continued) (a) Business segments (continued) The segment results of the Group for the six months ended 30 June 2022 are as follows: Airline transportation operations Other segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Disaggregated by timing of revenue recognition Point in time 953 454 (356) – 1,051 Over time 39,559 1,523 (1,316) – 39,766 Revenue from external customers 40,288 529 – – 40,817 Inter-segment sales 224 1,448 (1,672) – – Reportable segment revenue 40,512 1,977 (1,672) – 40,817 Reportable segment loss before taxation (15,189) (186) 17 232 (15,126) Reportable segment loss after taxation (12,052) (123) 17 175 (11,983) Other segment information Income tax (3,137) (63) – 57 (3,143) Interest income 298 10 (58) – 250 Interest expense 3,038 18 (67) – 2,989 Depreciation and amortisation 11,749 104 – – 11,853 Credit loss – – – – – Share of associates’ and joint ventures’ results – – – 156 156 Change in fair value of financial assets/liabilities – – – 27 27 Non-current assets additions during the period(#) 8,351 252 (139) – 8,464

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 102 China Southern Airlines Company Limited 5 Segment reporting (continued) (a) Business segments (continued) The segment assets and liabilities of the Group as at 30 June 2023 and 31 December 2022 are as follows: Airline transportation operations Other segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million As at 30 June 2023 Reportable segment assets 293,512 6,776 (2,271) 6,937 304,954 Reportable segment liabilities 250,128 3,338 (2,254) 1,099 252,311 As at 31 December 2022 Reportable segment assets 301,356 5,677 (1,974) 6,942 312,001 Reportable segment liabilities 254,087 3,089 (1,997) 1,708 256,887 * Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of subsidiaries and associates, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss. # The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets (FVPL), long-term receivables (including amounts due from related companies), derivative financial assets and deferred tax assets. (b) Geographical information The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenue by geographical segment are analysed based on the following criteria: (1) Traffic revenue from services of both origin and destination within Chinese mainland (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among Chinese mainland, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

103 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 5 Segment reporting (continued) (b) Geographical information (continued) (2) Revenue from commission income, cargo handling, general aviation, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed. Six months ended 30 June 2023 2022 RMB Million RMB Million Domestic 57,038 26,211 International 14,010 14,452 Hong Kong, Macau and Taiwan 782 154 71,830 40,817 The major revenue earning assets of the Group are its aircraft fleet which is registered in Chinese mainland and is deployed across its worldwide route network. Majority of the Group’s other assets are located in Chinese mainland. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed. (c) Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report Six months ended 30 June 2023 2022 Note RMB million RMB million Loss before income tax Reportable segment loss before taxation 5(a) (1,761) (15,126) Capitalisation of exchange difference of specific loans (i) (3) (4) Consolidated loss before income tax (1,764) (15,130) 30 June 2023 31 December 2022 Note RMB million RMB million Assets Reportable segment assets 5(a) 304,954 312,001 Capitalisation of exchange difference of specific loans (i) 11 14 Government grants (ii) (4) (4) Adjustments arising from business combinations under common control (iii) 237 237 Others (1) (2) Consolidated total assets 305,197 312,246

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 104 China Southern Airlines Company Limited 5 Segment reporting (continued) (c) Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report (continued) Liabilities As at 30 June 2023 and 31 December 2022, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities. Notes: (i) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (ii) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP. (iii) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. 6 Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year. 7 Other net income Six months ended 30 June 2023 2022 RMB million RMB million Government grants (Note) 1,449 1,540 Gains/(losses) on disposal of property, plant and equipment, right-ofuse assets and assets held for sale – Aircraft and spare engines 142 95 – Other property, plant and equipment and right-of-use assets 21 (2) Others 195 335 1,807 1,968 Note: Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the six months ended 30 June 2023 and 2022.

105 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 8 Interest expense Six months ended 30 June 2023 2022 RMB million RMB million Interest on borrowings 1,516 1,420 Interest on leases liabilities 1,779 1,905 Total interest expense on financial liabilities not at fair value through profit or loss 3,295 3,325 Less: interest expense capitalised (Note) (325) (336) 2,970 2,989 Note: The weighted average interest rate used for interest capitalisation was 2.47% per annum for the six months ended 30 June 2023 (six months ended 30 June 2022: 2.59%). 9 Operating profit/(loss) Operating profit/(loss) are stated after charging the following items: Six months ended 30 June 2023 2022 RMB million RMB million Staff costs 14,297 12,543 Jet fuel costs 22,797 14,395 Depreciation charge – Property, plant and equipment 4,854 4,330 – Right-of-use assets 7,924 7,259 Other amortisation 219 268 Rental charges 652 520 10 Income tax Six months ended 30 June 2023 2022 RMB million RMB million Current tax 540 1,004 Deferred tax 177 (4,148) 717 (3,144) In respect of majority of the Group’s airlines operation outside Chinese mainland, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the Chinese government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior periods. For the six months ended 30 June 2023, the Company and its branches and subsidiaries in Chinese mainland are subject to income tax rates ranging from 15% to 25% (six months ended 30 June 2022: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (six months ended 30 June 2022: 16.5%).

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 106 China Southern Airlines Company Limited 11 Other comprehensive income Six months ended 30 June 2023 2022 RMB million RMB million Equity investments measured at FVOCI: Changes in fair value recognised during the period (111) – Net deferred tax credited to other comprehensive income 28 – (83) – Share of other comprehensive income of associates May be reclassified subsequently to profit or loss – (1) Differences resulting from the translation of foreign currency financial statements 1 1 Other comprehensive income for the period (82) – 12 Loss per share The calculation of basic loss per share for the six months ended 30 June 2023 is based on the loss attributable to equity shareholders of the Company of RMB2,877 million (six months ended 30 June 2022: RMB11,490 million) and the weighted average of 18,120,892,710 shares (six months ended 30 June 2022: 16,948,442,696 shares) in issue during the period. The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is antidilutive for the six months ended 30 June 2023 and 2022.

107 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 13 Property, plant and equipment, net Six months ended 30 June 2023 Aircraft Other flight equipment including rotables Others Total RMB million RMB million RMB million RMB million Carrying amounts at 1 January 2023 59,410 8,743 22,364 90,517 Additions 1,629 335 277 2,241 Transfers from construction in progress (Note 14) 2,625 490 274 3,389 Transferred from right-of-use assets on exercise of purchase option (Note 15) 2,349 – – 2,349 Transferred from right-of-use assets (Note 15) – – 21 21 Depreciation charges (3,290) (649) (915) (4,854) Disposals (76) (103) (10) (189) Carrying amounts at 30 June 2023 62,647 8,816 22,011 93,474 14 Construction in progress Six months ended 30 June 2023 Advance payments for aircraft and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2023 31,838 1,462 33,300 Additions 5,285 505 5,790 Transfers to property, plant and equipment (Note 13) (3,115) (274) (3,389) Transfers to right-of-use assets (Note 15) (2,847) – (2,847) Transfers to others – (37) (37) Carrying amounts at 30 June 2023 31,161 1,656 32,817 15 Right-of-use assets Six months ended 30 June 2023 Aircraft and engines Land use rights Buildings Others Total RMB million RMB million RMB million RMB million RMB million Carrying amounts at 1 January 2023 124,584 5,481 1,358 531 131,954 Additions 2,760 2 494 98 3,354 Transferred to property, plant and equipment on exercise of purchase option (Note 13) (2,349) – – – (2,349) Transferred to property, plant and equipment (Note 13) – (21) – – (21) Transfers from construction in progress (Note 14) 2,847 – – – 2,847 Depreciation charges (7,355) (79) (426) (64) (7,924) Disposals – (3) (18) – (21) Carrying amounts at 30 June 2023 120,487 5,380 1,408 565 127,840

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 108 China Southern Airlines Company Limited 16 Trade receivables Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below: 30 June 31 December 2023 2022 RMB million RMB million Within 1 month 3,260 1,942 More than 1 month but less than 3 months 531 425 More than 3 months but less than 12 months 338 231 More than 1 year 93 74 4,222 2,672 Less: loss allowance (60) (53) 4,162 2,619 17 Borrowings Borrowings are analysed as follows: 30 June 31 December 2023 2022 RMB million RMB million Non-current Long-term borrowings 17,006 15,316 Convertible bonds (Note (ii)) 5,369 5,240 Medium-term notes (Note (iii)) 13,892 13,888 36,267 34,444 Current Current portion of long-term borrowings 15,195 10,773 Short-term borrowings 52,333 53,674 Ultra-short-term financing bills 7,950 12,536 Current portion of medium-term notes and corporate bonds (Note (iii)&(iv)) 226 8,343 Current portion of convertible bonds (Note (ii)) 28 10 75,732 85,336 Total borrowings 111,999 119,780 The borrowings are repayable: Within one year 75,732 85,336 In the second year 17,307 14,167 In the third to fifth year 16,347 17,599 After the fifth year 2,613 2,678 Total borrowings 111,999 119,780

109 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 17 Borrowings (continued) Notes: (i) As at 30 June 2023, the Group did not have any secured borrowings (31 December 2022: Nil). (ii) In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year). Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method. For the six months ended 30 June 2023, 790 convertible bonds were converted to A shares at the conversion price of RMB6.17 per share (six months ended at 30 June 2022: 1,560 convertible bonds). As at 30 June 2023, the carrying amount of liability component of the remaining 58,963,220 A share convertible bonds was RMB5,397 million (31 December 2022: 58,964,010 A share convertible bonds with a carrying amount of RMB5,250 million), and the fair value of the derivative component of remaining 58,963,220 A share convertible bonds was RMB1,099 million (31 December 2022: 58,964,010 A share convertible bonds with fair value of RMB1,708 million). For the six months ended 30 June 2023, gain on the changes in fair value of the derivative component amounted to RMB609 million was recognised (six months ended 30 June 2022: loss on the changes in fair value amounted to RMB29 million). (iii) The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at 30 June 2023, the medium-term notes with aggregate nominal value of RMB7,000 million were redeemed in the first half of 2023 upon maturity and RMB1,000 million will mature over 1 year. The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at 30 June 2023, the medium-term notes will mature over 1 year. The Company issued medium-term notes with aggregate nominal value of RMB3,800 million in 2022 at annual interest rates ranging from 2.69% to 2.95% with terms of 3 years. As at 30 June 2023, the medium-term notes will mature over 1 year. Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB100 million in 2022 at annual interest rate of 3.00% per annum with a term of 3 years. As at 30 June 2023, the medium-term notes will mature over 1 year. (iv) Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% per annum with a term of 3 years. The bonds were redeemed in the first half of 2023 upon maturity. (v) Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to the Group’s certain financial ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 3(a). As at 30 June 2023, for short-term borrowings with an aggregate amount of RMB23,900 million, the loan covenants relating to certain financial ratios were breached (31 December 2022: RMB27,400 million). The Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require the Group to repay the borrowings until the due dates, and will maintain the credit facilities granted to the Group.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 110 China Southern Airlines Company Limited 18 Trade payables Ageing analysis of trade payables based on transaction date is set out below: 30 June 31 December 2023 2022 RMB million RMB million Within 1 month 1,607 420 More than 1 month but less than 3 months 391 437 More than 3 months but less than 6 months 268 265 More than 6 months but less than 1 year 88 129 More than 1 year 131 286 2,485 1,537 19 Capital, reserves and dividends (a) Dividends The directors did not propose any interim dividend for the six months ended 30 June 2023 and 2022. (b) Reserves (i) Share premium The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued. (ii) Fair value reserve (recycling) The fair value reserve (recycling) mainly comprises the share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI. (iii) Fair value reserve (non-recycling) The fair value reserve (non-recycling) mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period. (iv) Other reserves Other reserves mainly comprise statutory surplus reserve. For the six months ended 30 June 2023, the Company did not make any appropriation of statutory surplus reserve (six months ended 30 June 2022: nil).

111 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 20 Commitments As at the end of the reporting period, the Group had capital commitments as follows: 30 June 31 December 2023 2022 RMB million RMB million Commitments in respect of aircraft, engines and flight equipment – authorised and contracted for 95,344 97,329 Investment commitments – authorised and contracted for – share of capital commitments of a joint venture 49 52 – capital contributions for acquisition of interests in an associate 171 171 – authorised but not contracted for – share of capital commitments of a joint venture 42 14 262 237 Commitments for other property, plant and equipment – authorised and contracted for 3,738 3,865 – authorised but not contracted for 8,132 5,450 11,870 9,315 107,476 106,881 21 Material related party transactions (a) Key management personnel remuneration Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.64 million for the six months ended 30 June 2023 (six months ended 30 June 2022: RMB5.27 million). Such remuneration is included in “staff costs” as disclosed in Note 9. (b) Transactions with China Southern Air Holding Company Limited (“CSAH”) and its affiliates, associates, joint ventures and other related companies of the Group The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 112 China Southern Airlines Company Limited 21 Material related party transactions (continued) (b) Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued) Details of the significant transactions carried out by the Group are as follows: Six months ended 30 June 2023 2022 RMB million RMB million Income from the CSAH and its affiliates: Entrusted management income 19 17 Rental income 4 4 Aviation material sales income 24 4 Pilot training income 13 – Air catering supplies income 3 1 Others 4 1 Purchase of goods and services from CSAH and its affiliates: Lease charges for land and buildings 216 204 Maintenance material purchase expense and lease charges for maintenance materials 35 41 Property management fee 83 77 Air catering supplies expenses 56 23 Commission expenses 17 6 Construction fee – 17 Others 2 1 Income from joint ventures and associates: Pilot training income 6 5 Air catering supplies income 10 4 Ground service income 11 11 Maintenance material sales and handling income 25 15 Transfer of pilots income – 3 Aircraft leasing income 4 3 Repairing income 9 4 Others 11 8 Purchase of goods and services from joint ventures and associates: Repairing charges and maintenance material purchase expenses 1,155 961 Repairing charges 1,616 1,440 Ground service expenses 10 5 Advertising expenses 45 56 Payment of lease charges on land and buildings 185 6 Purchase of goods 9 6 Others 11 6 Purchase of goods and services from other related companies: Computer reservation services 376 141 Others 5 7 Aircraft related transactions with CSAH and its affiliates: Payment of lease charges on aircraft 2,805 2,924 Other assets related transactions with CSAH and its affiliates: Sales of other flight equipment 58 –

113 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 21 Material related party transactions (continued) (c) Balances with the CSAH and its affiliates, associates, joint ventures and other related companies of the Group 30 June 31 December 2023 2022 RMB million RMB million Current receivables: CSAH and its affiliates 17 10 Associates 121 76 Joint ventures 126 30 Other related companies 4 – 268 116 Long-term receivables: Associates 308 357 Prepayments for acquisition of long-term assets: CSAH and its affiliates 429 429 Associates – 66 429 495 Payables: CSAH and its affiliates 289 262 Associates 3 14 Joint ventures 98 159 390 435 Accrued expenses: CSAH and its affiliates 83 57 Associates 108 57 Joint ventures 1,509 1,505 Other related companies 832 770 2,532 2,389 Lease liabilities (including the balance due within one year): CSAH and its affiliates 26,051 24,755 Associates 46 3 26,097 24,758 Long-term payables: CSAH and its affiliates 58 85 Except the long-term receivables, long-term payables and lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 114 China Southern Airlines Company Limited 21 Material related party transactions (continued) (d) Loans from and deposits placed with related parties (i) Loans from China Southern Airlines Group Finance Company Limited (“Finance Company”) As at 30 June 2023, loans from Finance Company to the Group amounted to RMB6,784 million (31 December 2022: RMB6,363 million). During six months ended 30 June 2023, interest expense on such loans amounted to RMB113 million (six months ended 30 June 2022: RMB97 million) and the interest rates range from 2.900% to 3.300% per annum during six months ended 30 June 2023 (six months ended 30 June 2022: 3.000% to 3.300% per annum). (ii) Entrusted loans from CSAH In 2022, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB13,000 million to the Group. During the six months ended 30 June 2023, the entrusted loans of RMB4,000 million was repaid upon due dates. During the six months ended 30 June 2023, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB4,000 million to the Group. As at 30 June 2023, the unsecured entrusted loans of RMB6,003 million (including accrued interest expense of RMB3 million) were repayable within one year (31 December 2022: RMB10,005 million) and RMB7,002 million (including accrued interest expense of RMB2 million) were repayable over one year (31 December 2022: RMB3,002 million). Interest expense charged on such loans amounted to RMB125 million (six months ended 30 June 2022: RMB21 million) and the interest rate was 2.00% per annum during the year ended 30 June 2023 (six months ended 30 June 2022: 2.00% to 3.85% per annum). (iii) Medium-term notes subscribed by Finance Company In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance date at an annual interest rate of 3.28%, and Finance Company subscribed for RMB300,000,000 of the medium-term notes. As at 30 June 2023, Finance Company holds RMB300,000,000 of the medium-term notes. (iv) Deposits placed with Finance Company As at 30 June 2023, the Group’s deposits with Finance Company amounted to RMB6,842 million (31 December 2022: RMB14,118 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China. During the six months ended 30 June 2023, interest income from such deposits amounted to RMB114 million (six months ended 30 June 2022: RMB85 million).

115 Interim Report 2023 About Us Operating Results Corporate Financial Report Governance 22 Contingent liabilities (a) The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings. (b) The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group. (c) The Company issued an undertaking to China Southern Airlines General Aviation Limited (“General Aviation Limited”) in prior years that the Company has injected the relevant assets and liabilities into General Aviation Limited on 1 July 2016 and General Aviation Limited has received all the assets and actually owned, controlled and used. In the event that any third party claims rights against General Aviation Limited due to defective land use rights and property rights or General Aviation Limited suffers losses due to defective land use rights and property rights affecting the normal business operations of General Aviation Limited, such losses shall be borne by the Company and the contributed assets may be replaced in an appropriate manner if necessary. (d) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2022: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2023, total personal bank loans of RMB123 million (31 December 2022: RMB143 million), under these guarantees, were drawn down from the banks. During the period, RMB112 thousand has been paid by the Group due to the default of payments of certain pilot trainees (six months ended 30 June 2022: RMB143 thousand). 23 Non-adjusting events after the period The Company is planning to issue not more than 5,436,269,319 (inclusive) new A Shares to not more than 35 specific investors (including CSAH) (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB17,500 million (inclusive). CSAH will subscribe for not less than RMB5,000 million (inclusive) and not more than RMB10,000 million (inclusive) by cash. In the meantime, The Company is planning to issue not more than 855,028,969 (inclusive) new H Shares to Nan Lung Holding Limited (“Nan Lung”) (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HK$2,900 million (inclusive) and the consideration will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 3 August 2023.

116 China Southern Airlines Company Limited SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT (Expressed in Renminbi) RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS (1) The effect of the differences between PRC GAAP and IFRSs on loss attributable to equity shareholders of the Company is analysed as follows: Six months Six months ended 30 June ended 30 June 2023 2022 Note RMB million RMB million Amounts under PRC GAAP (2,875) (11,488) Adjustments: Capitalisation of exchange difference of specific loans (a) (3) (4) Income tax effect of the above adjustments 1 1 Effect of the above adjustments on non-controlling interests – 1 Amounts under IFRSs (2,877) (11,490) (2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: As at 30 June As at 31 December 2023 2022 Note RMB million RMB million Amounts under PRC GAAP 38,137 41,057 Adjustments: Capitalisation of exchange difference of specific loans (a) 11 14 Government grants (b) (4) (4) Adjustment arising from the Company’s business combination under common control (c) 237 237 Income tax effect of the above adjustments (1) (2) Effect of the above adjustments on non-controlling interests (27) (27) Amounts under IFRSs 38,353 41,275 Notes: (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (b) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP. (c) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

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